UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 18, 2021

Osprey Technology Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39113	83-1833760
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1845 Walnut Street, Suite 1111 Philadelphia, PA	19103
(Address of principal executive offices)	(Zip Code)

(212) 920-1345

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFTW	New York Stock Exchange
Warrants, each to purchase one share of Class A common stock	SFTW.WS	New York Stock Exchange
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-half of one redeemable warrant	SFTW.U	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Reference is made to that certain Agreement and Plan of Merger, dated as of February 17, 2021 (the “Merger Agreement”), by and among Osprey Technology Acquisition Corp., a Delaware corporation (the “Company”), Osprey Technology Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) and BlackSky Holdings, Inc., a Delaware corporation (“BlackSky”), pursuant to which Merger Sub will merge with and into BlackSky, with BlackSky being the surviving company and wholly-owned subsidiary of the Company (the “Merger”). The Merger is subject to the Company and BlackSky stockholder approval and other customary closing conditions, which we currently expect to be satisfied sometime during the 3rd quarter of this year. As used herein, “New BlackSky Parent” refers to the Company after giving effect to the Merger.

On August 18, 2021, BlackSky announced the addition of three members to its executive team: Mr. Johan Broekhuysen, chief financial officer; Mr. Henry Dubois, chief development officer; and Ms. Chris Lin, general counsel. Mr. Broekhuysen will assume the role of Chief Financial Officer following the completion of BlackSky’s merger with Osprey Technology Acquisition Corp. BlackSky’s current CFO, Brian Daum, will remain with BlackSky as a senior advisor for a transitional period. A copy of BlackSky’s press release announcing these changes is attached hereto as Exhibit 99.1.

Brian O’Toole (CEO) Confirmatory Employment Letter

On August 18, 2021, BlackSky entered into a confirmatory employment letter with Mr. Brian O’Toole, effective as of August 18, 2021, to set forth the terms and conditions of Mr. O’Toole’s continued employment as the president and chief executive officer of BlackSky. This employment letter replaces and supersedes the Executive Employment Agreement, dated as of January 3, 2019, between Mr. O’Toole and BlackSky (f/k/a Spaceflight Industries, Inc.).

Pursuant to his employment letter, Mr. O’Toole will serve as president and chief executive officer of BlackSky, and as a member of the board of directors of BlackSky (the “Board”). Mr. O’Toole received an annual base salary of $465,000 (which is an increase from his prior annual base salary of $375,000), and his annual base salary will be subject to review and increase (but not decrease) by the Board or the compensation committee of the Board. Mr. O’Toole will continue to be eligible for an annual bonus in respect of calendar year 2021 based on the previously established performance objectives, with a target bonus amount of (i) for the period from January 1, 2021 through the day before the effective date of the employment letter, 50% of his base salary for such period, and (ii) for the period from the effective date of the employment letter through December 31, 2021, 100% of his base salary for such period. Beginning in calendar year 2022, Mr. O’Toole’s target annual bonus will be not less than 100% of his annual base salary.

Following the Merger, the outstanding equity awards held by Mr. O’Toole will continue to vest in accordance with their terms. Beginning in calendar year 2022, Mr. O’Toole will be eligible to receive annual equity awards under the Company’s equity incentive plans as in effect from time to time. It is anticipated that his annual equity awards will consist of (i) an annual grant of restricted stock units (“RSUs”) having a value of $937,500 (based on the New BlackSky Parent share price on the date of grant), which will generally vest with respect to 25% of the RSUs on the first anniversary of the vesting commencement date and, with respect to the remaining RSUs, in equal quarterly installments thereafter over the following three-year period (in each case subject to continued service through the applicable vesting date), and (ii) an option to purchase a number of New BlackSky Parent shares equal to twice the number of shares subject to the RSU award for the applicable year, which will generally vest with respect to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and, with respect to the remaining shares subject to the option, in equal monthly installments thereafter over the following three-year period (in each case subject to continued service through the applicable vesting date). However, the actual annual equity awards granted to O’Toole (if any) and the terms of such equity awards will be in the sole discretion of the equity incentive plan’s administrator.

In addition, Mr. O’Toole will receive a lump sum payment of $520,000 within 30 days following the closing of the Merger if he remains employed through the closing, and he is entitled to reimbursement for up to $10,000 in attorneys’ fees incurred in connection with the negotiation, preparation, and execution of the employment letter. Mr. O’Toole will participate in the Executive Severance Plan, as described further below, as a Tier 1 participant.

This description of Mr. O’Toole’s employment letter does not purport to be complete, and is qualified in its entirety by reference to the full text of the employment letter attached hereto as Exhibit 10.1, which is incorporated by reference herein.

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Johan Broekhuysen (CFO) Executive Offer Letter

On August 18, 2021, BlackSky entered into an executive offer letter with Mr. Johan Broekhuysen, effective August 18, 2021, to set forth the terms and conditions of Mr. Broekhuysen’s employment with BlackSky as a Senior Advisor initially and then subsequent succession to the role of chief financial officer of BlackSky, to occur two business days following the filing of the required disclosure statement on Form 8-K related to the consummation of the Merger. Mr. Broekhuysen will receive an annual base salary of $385,000 and is eligible to participate in the Company’s annual incentive bonus program, with an annual bonus target of not less than 100% of his annual base salary (with his annual bonus target for the Company’s 2021 fiscal year prorated based on his employment start date and assuming that his employment start date occurs before October 1, 2021).

Following the Merger, Mr. Broekhuysen will be eligible to receive an initial equity award under the Company’s equity incentive plan in respect of calendar year 2021, consisting of (i) an award of RSUs having a value of $3,500,000 (based on the New BlackSky Parent share price on the date of grant), which will generally vest with respect to 25% of the RSUs on the first anniversary of Mr. Broekhuysen’s employment start date and, with respect to the remaining RSUs, in equal quarterly installments thereafter over the following three-year period (in each case subject to continued service through the applicable vesting date), and (ii) an option to purchase a number of New BlackSky Parent shares equal to twice the number of shares subject to the RSU award in respect of calendar year 2021, which will generally vest with respect to 25% of the shares subject to the option on the first anniversary of Mr. Broekhuysen’s employment start date and, with respect to the remaining shares subject to the option, in equal monthly installments thereafter over the following three-year period (in each case subject to continued service through the applicable vesting date). Beginning in calendar year 2022, Mr. Broekhuysen will be eligible to receive annual equity awards under the Company’s equity incentive plans as in effect from time to time. It is anticipated that his annual equity awards will consist of (i) an annual award of RSUs having a value of $1,750,000 (based on the New BlackSky Parent share price on the date of grant), and (ii) an option to purchase a number of New BlackSky Parent shares equal to twice the number of shares subject to the RSU award for the applicable year. However, the actual annual equity awards granted to Mr. Broekhuysen (if any) and the terms of such equity awards will be in the sole discretion of the equity incentive plan’s administrator.

Mr. Broekhuysen will participate in the Executive Severance Plan, as described further below, as a Tier 2 participant.

This description of Mr. Broekhuysen’s offer letter does not purport to be complete, and is qualified in its entirety by reference to the full text of the offer letter attached hereto as Exhibit 10.2, which is incorporated by reference herein.

Henry Dubois (Chief Development Officer) Executive Offer Letter

On August 18, 2021, BlackSky entered into an executive offer letter with Mr. Henry Dubois, effective August 18, 2021, to serve as the Company’s chief development officer. Mr. Dubois will receive an annual base salary of $400,000 and is eligible to participate in the Company’s annual incentive bonus program, with an annual bonus target of not less than 75% of his annual base salary (with his annual bonus target for the Company’s 2021 fiscal year prorated based on his employment start date, which is considered to be August 17, 2021 for purposes of the offer letter). Upon beginning employment, the consulting agreement between Mr. Dubois and the BlackSky will terminate (provided, however, the Mr. Dubois will remain eligible to receive a $250,000 financing transaction incentive fee upon the consummation of the Merger in accordance with the consulting agreement), and his outstanding equity awards will continue to vest in accordance with their terms.

Following the Merger, Mr. Dubois will be eligible to receive an initial equity award under the Company’s equity incentive plan in respect of calendar year 2021, consisting of (i) an award of RSUs having a value of $1,750,000 (based on the New BlackSky Parent share price on the date of grant), which will generally vest with respect to 25% of the RSUs on the first anniversary of Mr. Dubois’s employment start date and, with respect to the remaining RSUs, in equal quarterly installments thereafter over the following three-year period (in each case subject to continued service through the applicable vesting date), and (ii) an option to purchase a number of New BlackSky Parent shares equal to twice the number of shares subject to the RSU award in respect of calendar year 2021, which will generally vest with respect to 25% of the shares subject to the option on the first anniversary of Mr. Dubois’s employment start date and, with respect to the remaining shares subject to the option, in equal monthly installments thereafter over the following three-year period (in each case subject to continued service through the applicable vesting date).

Beginning in calendar year 2022, Mr. Dubois will be eligible to receive annual equity awards under the Company’s equity incentive plans as in effect from time to time. It is anticipated that his annual equity awards will consist of (i) an annual award of RSUs having a value of $875,000 (based on the New BlackSky Parent share price on the date of grant), and (ii) an option to purchase a number of New BlackSky Parent shares equal to twice the number of shares subject to the RSU award for the applicable year. However, the actual annual equity awards granted to Mr. Dubois (if any) and the terms of such equity awards will be in the sole discretion of the equity incentive plan’s administrator.

Mr. Dubois will participate in the Executive Severance Plan, as described further below, as a Tier 2 participant. In addition, Mr. Dubois’s RSU awards outstanding prior to the Merger will accelerate their vesting upon a termination without cause independent of a change in control (notwithstanding the Executive Severance Plan to the contrary).

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This description of Mr. Dubois’s offer letter does not purport to be complete, and is qualified in its entirety by reference to the full text of the offer letter attached hereto as Exhibit 10.3, which is incorporated by reference herein.

Chris Lin (GC) Executive Offer Letter

On August 18, 2021, BlackSky entered into an executive offer letter with Ms. Chris Lin, effective August 18, 2021, to serve as the Company’s general counsel beginning on or about August 23, 2021. Ms. Lin will receive an annual base salary of $375,000 and is eligible to participate in the Company’s annual incentive bonus program, with an annual bonus target of not less than 50% of her annual base salary (with her annual bonus target for the Company’s 2021 fiscal year prorated based on her employment start date and assuming that her employment start date occurs before October 1, 2021).

Following the Merger, Ms. Lin will be eligible to receive an initial equity award under the Company’s equity incentive plan in respect of calendar year 2021, consisting of (i) an award of RSUs having a value of $1,500,000 (based on the New BlackSky Parent share price on the date of grant), which will generally vest with respect to 25% of the RSUs on the first anniversary of Ms. Lin’s employment start date and, with respect to the remaining RSUs, in equal quarterly installments thereafter over the following thee-year period (in each case subject to continued service through the applicable vesting date), and (ii) an option to purchase a number of New BlackSky Parent shares equal to twice the number of shares subject to the RSU award in respect of calendar year 2021, which will generally vest with respect to 25% of the shares subject to the option on the first anniversary of Ms. Lin’s employment start date and, with respect to the remaining shares subject to the option, in equal monthly installments thereafter over the following three-year period (in each case subject to continued service through the applicable vesting date).

Beginning in calendar year 2022, Ms. Lin will be eligible to receive annual equity awards under the Company’s equity incentive plans as in effect from time to time. It is anticipated that her annual equity awards will consist of (i) an annual award of RSUs having a value of $750,000 (based on the New BlackSky Parent share price on the date of grant), and (ii) an option to purchase a number of New BlackSky Parent shares equal to twice the number of shares subject to the RSU award for the applicable year. However, the actual annual equity awards granted to Ms. Lin (if any) and the terms of such equity awards will be in the sole discretion of the equity incentive plan’s administrator.

Ms. Lin will participate in the Executive Severance Plan, as described further below, as a Tier 2 participant.

This description of Ms. Lin’s offer letter does not purport to be complete, and is qualified in its entirety by reference to the full text of the offer letter attached hereto as Exhibit 10.4, which is incorporated by reference herein.

Brian Daum Transition and Consulting Agreement

On August 18, 2021, BlackSky entered into a transition and consulting agreement with Mr. Brian Daum, its current chief financial officer and chief operating officer, effective as of such date. Pursuant to the transition and consulting agreement (which supersedes the Executive Employment Agreement, dated February 18, 2019, between Mr. Daum and BlackSky’s predecessor, Spaceflight Industries, Inc.), (i) two business days following the filing of the required disclosure statement on Form 8-K related to the consummation of the Merger (the “Transition Date”), Mr. Daum will resign from his positions with BlackSky and will continue employment with BlackSky as a Senior Advisor from such Transition Date through November 30, 2021 (the “Separation Date,” and such period, the “Transition Period”), and (ii) as of the Separation Date, Mr. Daum will separate from employment with BlackSky and provide services as a consultant for a period through the 180th day after the consummation of the Merger, to support the transition of responsibilities to the successor chief financial officer (the “Consulting Period”).

During the Transition Period, Mr. Daum will receive a monthly base salary of $22,916.66 and will remain eligible to participate in Company welfare benefit plans in accordance with their terms, but will no longer be eligible to participate in any Company bonus plans. Upon the expiration of the Transition Period (contingent on Mr. Daum’s execution of a release of claims in favor of the Company), Mr. Daum will receive (i) an amount equal to $137,500, to be paid over 6 months, (ii) a lump sum cash payment equal to $137,500 (reflecting his target bonus at 50% of his base salary), to be prorated based on number of days worked in year of termination, (iii) a merger bonus of $500,000, to be paid within 30 days of the completion of the Merger, and (iv) reimbursement for COBRA premiums for up to six months.

During the Consulting Period, Mr. Daum will receive a consulting fee of $2000 per month for up to 5 hours of services, plus $400 an hour for each additional hour worked, up to a maximum of 20 additional hours per month, and will no longer be eligible to participate in any Company benefit plans. During both the Transition Period and the Consulting Period, Mr. Daum’s outstanding equity awards will continue to vest in accordance with their terms (including that his completion of services upon the expiration of Consulting Period will be treated as a termination without cause). In addition, if Mr. Daum’s service is terminated by the Company due to his death or disability, his equity awards will accelerate vesting in full. The transition and consulting agreement also provides for Mr. Daum’s release of claims in favor of the Company and mutual non-disparagement obligations between the Company and Mr. Daum.

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To the extent any payments would constitute “parachute payments” under Section 280G of the Code and would be subject to the excise tax under Section 4999 of the Code, Mr. Daum is entitled to receive either the full amount of such payments, or an amount reduced to the extent necessary to avoid imposition of the excise tax, determined on a “best net after-tax” basis to Mr. Daum. In the event that the Merger would constitute a change in control of the Company under Section 280G of the Code, and Mr. Daum has received or is reasonably expected to receive any “parachute payments” under Section 280G of the Code, the Company and Mr. Daum agree that such payments will be submitted to the Company’s stockholders for approval.

This description of Mr. Daum’s transition and consulting agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit 10.5, which is incorporated by reference herein.

BlackSky Technology Inc. Executive Change in Control and Severance Plan

BlackSky adopted the BlackSky Technology Inc. Executive Change in Control and Severance Plan (the “Executive Severance Plan”), effective August 16, 2021, to provide enhanced severance benefits for a select group of management or highly compensated employees (within the meaning of ERISA) who are designated by the plan administrator as participants and who have executed a participant agreement. Participants may be designated to receive different levels of benefits under the Executive Severance Plan as a Tier 1, 2 or 3 participant, as determined by the plan administrator and set forth in their applicable Participation Agreements. Mr. Brian O’Toole has been designated as a Tier 1 participant, and each of Mr. Johan Broekhuysen, Mr. Henry Dubois and Ms. Chris Lin has been designated as Tier 2 participant under the Executive Severance Plan.

Upon a participant’s “involuntary termination” (generally defined as a termination of employment (x) by the Company without Cause (as defined in the Executive Severance Plan) and other than due to the participant’s death or disability, or (y) by the participant in a Good Reason Termination (as defined in the Executive Severance Plan)), and such involuntary termination is not within a “change in control period” (as defined below), the participant shall receive: (i) a lump sum payment equal to 150% (for a Tier 1 participant), 100% (for a Tier 2 participant), or 50% (for a Tier 3 participant) of his or her base salary, (ii) prorated target bonus for year of termination (and any prior year bonus to the extent earned but not yet paid), and (iii) payment of COBRA premiums (or cash in lieu) for a period of up to 18 months (for a Tier 1 participant), 12 months (for a Tier 2 participant) or 6 months (for a Tier 3 participant).

Upon a participant’s involuntary termination during the period beginning 3 months prior to a change in control (as defined in the Executive Severance Plan, and which does not include the Merger) and ending 18 months after the change in control (the “change in control period”), the participant shall receive: (i) a lump sum payment ranging equal to 200% (for a Tier 1 participant), 150% (for a Tier 2 participant), or 100% (for a Tier 3 participant) of base salary, (ii) prorated target bonus for year of termination (and any prior year bonus to the extent earned but not yet paid), (iii) payment of COBRA premiums (or cash in lieu) for a period of up to 24 months (for a Tier 1 participant), 18 months (for a Tier 2 participant), or 12 months (for a Tier 3 participant), and (iv) full vesting of time-based equity awards.

All payments under the Executive Severance Plan are contingent on the participant’s execution of a separation agreement and release of claims in favor of the Company. In the event any payments would constitute “parachute payments” under Section 280G of the Code and would be subject to the excise tax under Section 4999 of the Code, the participant is entitled to receive either the full amount of such payments, or am amount reduced to the extent necessary to avoid imposition of the excise tax, determined on a “best net after-tax” basis to the participant.

This description of the Executive Severance Plan does not purport to be complete, and is qualified in its entirety by reference to the full text of the plan attached hereto as Exhibit 10.6, which is incorporated by reference herein.

Additional Information and Where to Find It

This document relates to the proposed transactions between the Company and BlackSky. In connection with the business combination, on May 13, 2021, the Company filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), as amended on June 25, 2021, July 14, 2021, and August 2, 2021, which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement/prospectus. In connection with the proposed business combination, on August 11, 2021, the Company filed with the SEC a definitive proxy statement/prospectus. The Company commenced mailing the definitive proxy statement/prospectus to its stockholders on August 11, 2021. A proxy statement/prospectus will be sent to all stockholders of the Company. The Company also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

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Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://www.osprey-technology.com/ or from the Company upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

The Company and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Company stockholders in connection with the previously announced proposed transactions with BlackSky. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 12, 2021, and in the Company’s registration statement on Form S-4, which was filed by the Company with the SEC in connection with the business combination on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which was filed by the Company with the SEC on May 13, 2021, as amended on June 25, 2021, July 14, 2021, and August 2, 2021, in connection with the business combination.

A list of the names of such directors and executive officers and information regarding their interests in the transactions are or will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor BlackSky gives any assurance that either BlackSky or the Company, or the combined company, will achieve its expectations.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Confirmatory Offer Letter, dated August 18, 2021, by and between BlackSky Holdings, Inc. and Brian O’Toole

10.2	Executive Offer Letter, dated August 18, 2021, by and between BlackSky Holdings, Inc. and Johan Broekhuysen

10.3	Executive Offer Letter, dated August 18, 2021, by and between BlackSky Holdings, Inc. and Henry Dubois

10.4	Executive Offer Letter, dated August 18, 2021, by and between BlackSky Holdings, Inc. and Chris Lin

10.5	Transition and Consulting Agreement, dated August 18, 2021, by and between BlackSky Holdings, Inc, and Brian Daum

10.6	BlackSky Technology Inc. Executive Change in Control and Severance Plan, adopted August 16, 2021, and form of participation agreement attached as appendix A.

99.1	Press Release, dated August 18, 2021

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Osprey Technology Acquisition Corp.

Date: August 18, 2021

	By:	/s/ Jeffrey Brotman
	Name:	Jeffrey Brotman
	Title:	Chief Financial Officer, Chief Legal Officer and Secretary

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Exhibit 10.1

August 18, 2021

Brian O’Toole

Via email

Dear Brian,

As you know, BlackSky Holdings, Inc. (“BlackSky” or the “Company”) has entered into a merger agreement with Osprey Technology Acquisition Corp. (“Osprey”) under which the two companies would combine (the “merger”), and the public company parent entity will be branded with the BlackSky name (“New BlackSky Parent”).

In consideration of the promises and mutual covenants herein and for other good and valuable consideration, you and BlackSky have agreed to modify your current terms of employment in the manner set forth in this confirmatory employment letter (“Letter”). This Letter is effective as of the date first set forth above (the “Effective Date”) and replaces in its entirety that certain Executive Employment Agreement entered into as of January 3, 2019 (the “Executive Agreement”), between you and BlackSky (f/k/a Spaceflight Industries, Inc.).

Positions. You will serve as President and Chief Executive Officer of the Company, reporting directly to the Company’s Board of Directors (the “Board”). You will also continue to serve as a member of the Board, subject to applicable shareholder approvals. Consistent with your existing employment arrangement, you agree to resign from all Board and officer positions with the Company and its subsidiaries upon termination of your employment with the Company for any reason.

Base Salary. As of the Effective Date, your annual base salary will increase from $375,000 (the “Existing Base Salary”) to $465,000 (the “New Base Salary”) and will continue to be paid in regular semi-monthly installments, less applicable taxes, deductions and withholdings. Your base salary will be subject to review and upward (but not downward) adjustment from time to time by the Board or its Compensation Committee (the “Committee”), as applicable, in its sole discretion.

2021 Incentive Compensation. You are currently eligible to receive an annual bonus for calendar year 2021 based upon the achievement of certain Company and individual performance objectives that were previously determined by the Company in its discretion after consultation with you, and as to which the Board in its reasonable discretion will determine whether those performance objectives have been achieved. The Company acknowledges that those performance objectives will remain in effect for calendar year 2021, but that the target bonus amount will be prorated as follows:

•	For the period from January 1, 2021, through the day immediately prior to the Effective Date, your target bonus will be equal to fifty percent (50%) of your Existing Base Salary; and

•	For the period from the Effective Date through December 31, 2021, your target bonus will be equal to one hundred percent (100%) of your New Base Salary.

Your 2021 annual bonus (a) will be determined and, to the extent earned, paid on an annual basis, at the time and manner in which such bonuses are normally paid to employees at your level, but in no event will such payment be made later than March 15, 2022, and (b) remains conditioned upon your continued employment with the Company through December 31, 2021.

Subsequent Incentive Compensation. Commencing with calendar year 2022, you will be eligible to participate in BlackSky’s new bonus incentive program, with an annual target bonus incentive opportunity not less than one hundred percent (100%) of your annual base salary, it being understood that:

•

the target incentive opportunity will be subject to bonus criteria established by the Board or the Committee, as applicable, in its sole discretion, which criteria will be memorialized in an annual letter between you and the Company that will be prepared by the Committee as an output of the annual review process and once the annual plan is set;

•

any such annual bonus will be determined and, to the extent earned, paid on an annual basis, at the time and in the manner in which such bonuses are normally paid to employees at your level, which the Company currently anticipates generally will occur on or before March 15th of the year following the year the applicable annual bonus is earned with the exception of circumstances in which the determination regarding extent of achievement of performance goals may be delayed (for example, due to delays in completion of the Company’s applicable financial statements on which measurement of such goals depends);

•

bonus eligibility is subject to your continued employment through the date that the bonus is paid to you, and no prorated or partial bonus will be provided under the bonus incentive program in the event of your earlier separation from employment;

•	the Board or the Committee, as applicable and in its sole discretion, may approve grants of additional discretionary bonus amounts to you; and

•	no amount of any bonus is guaranteed.

Merger Bonus. You will be eligible to receive a lump sum payment of $520,000 upon closing of the merger, payable within thirty (30) days following the date of such closing and contingent on your continued employment through the date of such closing.

Existing Long-Term Equity Awards. The Company acknowledges that the termination of the Executive Agreement and entry into this Letter shall not affect any equity awards granted to you by the Company prior to the Effective Date, all of which shall continue to vest in accordance with their award terms.

New Long-Term Equity Grants. Starting with BlackSky’s 2022 calendar year, you will be eligible to receive equity awards pursuant to any plans or arrangements New BlackSky Parent may have in effect from time to time (generally, the “Equity Incentive Plan”), subject to the approval of the administrator of the Equity Incentive Plan (the “Administrator”), which is expected to be the Board

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of Directors of New BlackSky Parent or its Compensation Committee. Subject to the next sentence, it is expected that your annual target equity grant will consist of:

•

Restricted stock units (“RSUs”) covering shares of New BlackSky Parent’s common stock (“Parent common shares”) with an aggregate award value of $937,500 based on the Parent common share price as of the grant date, with a vesting schedule that provides for vesting as to one-fourth of the RSUs on the first “RSU vesting date” occurring on or after the one-year anniversary of the “vesting commencement date” (each as defined below), and on a quarterly basis thereafter as to one-sixteenth of the RSUs, in each case subject to your continued service through the applicable vesting date; and

•

an option (“Option”) to purchase twice the number of Parent common shares subject to the RSUs issued on such grant date, and with a vesting schedule for the Option that provides for vesting as to one-fourth of the shares subject to the Option on the one-year anniversary of the vesting commencement date, and on a monthly basis thereafter as to one forty-eighth (1/48th) of the shares subject to the Option on the same day of the month as the vesting commencement date (or the last day of the month, if there is no corresponding day in a given month), in each case subject to your continued service through the applicable vesting date.

You acknowledge that:

•

the Administrator (of the Equity Incentive Plan, or the administrator of any successor plan, as applicable) will determine in its sole discretion whether you will be granted any such equity awards and the terms of such equity awards in accordance with the applicable plan or arrangement that may be in effect from time to time; and

•	no annual equity grant is guaranteed.

For purposes of the RSUs, “RSU vesting date” with respect to any calendar year means March 10, June 10, September 10, and December 10 unless the Administrator determines otherwise. As is customary, any such RSUs and Option will be subject to separate award agreements under the Equity Incentive Plan, which, along with the Equity Incentive Plan, would set out the details of the awards, including the vesting schedule. No right to any stock is earned or accrued until such time that any vesting and other applicable conditions are met, nor does the grant confer any right to continue vesting or employment.

Benefits. As an existing employee, you will continue to remain eligible to participate in the benefit plans and programs established by the Company for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. The Company policy and plan documents govern the actual rules of all benefits. We reserve the right to modify, amend, suspend or terminate the compensation and benefit plans, programs, and arrangements offered to employees at any time.

At-Will Employment. This Letter does not imply any right to your continued employment for any period with the Company or any parent, subsidiary, or other affiliate of the Company. Your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least ninety (90) days’ advance notice, provided that you and the Company may determine such longer or shorter notice period as mutually agreed between the parties.

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Severance. You will be eligible to participate in the Company’s Executive Change in Control and Severance Plan (the “Severance Plan”) by entering into, concurrently with this Letter, a participation agreement under the Severance Plan applicable to you based on your position within the Company. The actual severance terms are as set forth in the Severance Plan and your participation agreement thereunder. By way of overview, the following is a brief summary of certain severance provisions you may become entitled to receive under the Severance Plan in your role with the Company:

•	certain severance payments and benefits that may be payable in the event of a qualifying involuntary termination that occurs other than during a specified change in control period including:

•	a severance payment equal to 1.5x of base salary;

•	a pro rata portion of the annual target bonus incentive;

•	health care reimbursement aligned with the severance period; and

•	no vesting acceleration of equity awards.

•

certain enhanced severance payments and benefits in the event of a qualifying involuntary termination that occurs during the specified change in control period (without duplication to the severance described above) including:

•	a severance payment equal to 2.0x of base salary;

•	a pro rata portion of the annual target bonus incentive;

•	health care reimbursement aligned with the severance period; and

•	double-trigger vesting acceleration of time-based equity awards.

If any of the summarized terms above conflict with the terms of the Severance Plan and your participation agreement, then the terms of the Severance Plan and your participation agreement will control.

Proprietary Agreement and No Conflict with Prior Agreements. As a BlackSky employee, you will continue to have access to confidential and/or proprietary information about us, our customers, our ecosystem partners and our other stakeholders. To protect the interests of the Company, you agree to enter into a Proprietary Information and Inventions Assignment Agreement in substantially the form attached hereto as Exhibit A (the “PIIA”).

Protected Activity Not Prohibited. Notwithstanding any contrary provision of this Letter or the PIIA, nothing in this Letter or the PIIA will prohibit or impede you from engaging in any Protected Activity. For purposes of this Letter, “Protected Activity” will mean communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity, including, but not limited to, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and

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the National Labor Relations Board (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation; provided that, in each case, such communications and disclosures are consistent with applicable law. Notwithstanding the foregoing, you agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information (as defined in the PIIA or any other agreement between you and the Company or any parent, subsidiary or other affiliate of the Company relating to the protection of confidential information) in a manner not protected by applicable law (each, a “Confidential Information Agreement”) to any parties other than the Governmental Entities. You further understand that Protected Activity does not include disclosure of any Company attorney-client privileged communications or attorney work product. Any language in the PIIA or any Confidential Information Agreement that conflicts with, or is contrary to, this paragraph is superseded by this Letter. You understand and acknowledge that pursuant to the Defend Trade Secrets Act of 2016 (a) an individual will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (i) in confidence to a Federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and (b) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

Obligations. During your employment, you shall devote your full business efforts and time to BlackSky. This obligation shall not preclude you from engaging in appropriate civic, charitable or religious activities (including serving on non-profit boards of directors) or, with the consent of the Board, from serving on the boards of directors of for profit companies that are not competitors to BlackSky, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at BlackSky. Nevertheless, we acknowledge that your current status as a member of the Board of Directors of the companies set forth on Annex A, if any, is expressly permitted by this Letter, so long as such service does not create competitive or fiduciary conflicts. Any outside activities must be in compliance with and approved if required by BlackSky’s employee conduct rules and corporate governance guidelines as in effect from time to time. As a Company employee, you will be expected to abide by the Company’s rules and standards. You agree that in the rendering of all services to the Company and in all aspects of employment with the Company, you will comply in all material respects with all lawful directives, policies, standards and regulations from time to time established by the Company.

Non-competition. Consistent with the PIIA, you agree that during the term of your employment with us, you will not engage in or undertake any other employment, occupation, consulting relationship, or commitment that is directly related to the business in which BlackSky is now involved or becomes involved or has plans to become involved, nor will you engage in any other activities that conflict with your obligations to BlackSky. Notwithstanding the preceding sentence, you may own not more than 1% of the securities of any company whose securities are publicly traded.

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Taxes. The Company (or its affiliate, as applicable) will have the right and authority to deduct from any payments or benefits under this Agreement all applicable federal, state, and local taxes or other required withholdings and payroll deductions (“Withholdings”). Prior to the payment of any amounts or provision of any benefits under this Agreement, the Company (and its affiliate, as applicable) is permitted to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy any applicable Withholdings with respect to such payments and benefits. Neither the Company nor any of its affiliates will have any responsibility, liability or obligation to pay your taxes arising from or relating to any payments or benefits under this Agreement. This Agreement and the terms herein are intended to comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and any formal guidance promulgated thereunder (“Section 409A”), so that none of the payments and benefits to be provided hereunder will be subject to the additional tax imposed by Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be so exempt. In no event will the Company or any of its affiliates have any responsibility, liability or obligation to reimburse or indemnify you, or hold you harmless, for any tax imposed, or other costs incurred, as a result of Section 409A.

Indemnification; D&O Insurance. The Company acknowledges that the termination of the Executive Agreement and entry into this Letter shall not affect that certain Indemnification Agreement previously executed by you and the Company (f/k/a Spaceflight Industries, Inc.), which agreement shall remain in effect in accordance with its terms unless and to the extent superseded by an indemnification agreement expected to be entered into between you and New BlackSky Parent effective upon the closing of the merger. Further, the Company confirms that you shall remain eligible for coverage under the Company’s existing director and officer liability insurance policy and any different or supplemental policy as may be entered into by the Company following the merger.

Attorneys’ Fees. The Company will reimburse you for your reasonable attorneys’ fees incurred in the negotiation, preparation and execution of this Letter in an amount not to exceed $10,000, which will be paid within thirty (30) days following your submission of proper documentation of the fees to be reimbursed, and in no event later than December 31, 2021.

Entire Agreement. This Letter and the referenced documents and agreements constitute the entire agreement between you and BlackSky with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and BlackSky concerning those subject matters, including without limitation the Executive Agreement. This Letter may be modified only by a written agreement signed by a duly authorized officer of the Company (other than yourself) and you. For purposes of this Letter, references to the Company or BlackSky will include any of its successors and assigns (including without limitation, upon the closing of the merger, New BlackSky Parent).

[remainder of page left blank intentionally]

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Offer Acceptance. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy to me via email at your earliest convenience. By signing below you agree that your rights and obligations under this Letter shall be governed by the laws of the state of Commonwealth of Virginia, without regard to its internal conflict of laws rules.

Sincerely,

Will Porteous

Chairman of the Board

BlackSky Holdings, Inc.

I accept this confirmatory employment letter with BlackSky and agree to the terms and conditions outlined in this confirmatory employment letter.

/s/ Brian O’Toole
Signature

7

Exhibit A-1

Form of Proprietary Information and Invention Assignment Agreement

[attached]

8

Annex A

Existing Board of Director Memberships

9

Exhibit 10.2

August 18, 2021

Mr. Johan Broekhuysen

Via email

Re:	Offer of Employment

Dear Johan,

On behalf of BlackSky Holdings, Inc. (“BlackSky” or the “Company”), I am pleased to extend this offer of employment to you reporting to our President and CEO and working out of our offices at 13241 Woodland Park Road, Suite 300, Herndon, VA 20171. This offer is for a full-time, exempt position. For purposes of this offer letter, the date first set forth above will be considered your “Employment Start Date.” As you know, BlackSky has entered into a merger agreement with Osprey Technology Acquisition Corp. (“Osprey”) under which the two companies would combine (the “merger”), and the public company parent entity will be branded with the BlackSky name (“New BlackSky Parent”). The merger is subject to BlackSky and Osprey stockholder approval and other customary closing conditions, which we currently expect to be satisfied sometime during the 3rd quarter of this year.

Position. You have agreed to serve initially in the capacity of Senior Advisor and will succeed to the role of Chief Financial Officer two business days following the filing of the Company’s “Super 8-K” following completion of the merger.

Base Salary. Your starting annual base salary will be $16,041.67 per semi-monthly pay period ($385,000 annually), less applicable taxes, deductions and withholdings. Our regularly scheduled pay days are currently on the 15th and last business day of every month. Your base salary will be subject to review and adjustment from time to time by BlackSky’s Board of Directors (the “Board”) or its Compensation Committee (the “Committee”), as applicable, in its sole discretion.

Incentive Compensation. You will be eligible to participate in BlackSky’s bonus incentive program, with an annual target bonus incentive opportunity not less than one hundred percent (100%) of your annual base salary, it being understood that:

•	your target incentive opportunity will be prorated for BlackSky’s 2021 fiscal year based on your Employment Start Date and assuming your Employment Start Date occurs before October 1, 2021;

•	the target incentive opportunity will be subject to bonus criteria established by the Board or the Committee, as applicable, in its sole discretion;

•

any such annual bonus will be determined and, to the extent earned, paid on an annual basis, at the time and in the manner in which such bonuses are normally paid to employees at your level, which the Company currently anticipates generally will occur on or before March 15th of the year following the year the applicable annual bonus is earned with the exception of circumstances in which the determination regarding extent of achievement of performance goals may be delayed (for example, due to delays in completion of the Company’s applicable financial statements on which measurement of such goals depends).

www.BlackSky.com

•

bonus eligibility is subject to your continued employment through the date that the bonus is paid to you, and no prorated or partial bonus will be provided in the event of your earlier separation from employment;

•	the Board or the Committee, as applicable and in its sole discretion, may approve grants of additional discretionary bonus amounts to you; and

•	no amount of any bonus is guaranteed.

Initial Long-Term Equity Grant. Once the merger and the other transactions contemplated thereby close, New BlackSky Parent will have a new 2021 Equity Incentive Plan (“Plan”), and as a New BlackSky Parent employee, you will be eligible to receive an equity incentive award under it, subject to the approval of the administrator of the Plan (the “Administrator”), which is expected to be the Board of Directors of New BlackSky Parent or its Compensation Committee. Subject to Administrator approval, your initial equity incentive award will consist of:

•

Restricted stock units (“RSUs”) covering shares of New BlackSky Parent’s common stock (“Parent common shares”) with an aggregate award value of $3,500,000 based on the Parent common share price as of the grant date (the “Initial Grant Date”), with a vesting schedule that provides for vesting as to one-fourth of the RSUs on the first “RSU vesting date” occurring on or after the one-year anniversary of the “vesting commencement date” (each as defined below), and on a quarterly basis thereafter as to one-sixteenth of the RSUs, in each case subject to your continued service through the applicable vesting date; and

•

an option (“Option”) to purchase twice the number of Parent common shares subject to the RSUs issued on the Initial Grant Date, and with a vesting schedule for the Option that provides for vesting as to one-fourth of the shares subject to the Option on the one-year anniversary of the vesting commencement date, and on a monthly basis thereafter as to one forty-eighth (1/48th) of the shares subject to the Option on the same day of the month as the vesting commencement date (or the last day of the month, if there is no corresponding day in a given month), in each case subject to your continued service through the applicable vesting date.

For purposes of the RSUs, the “RSU vesting date” with respect to any calendar year means March 10, June 10, September 10 and December 10 unless the Administrator determines otherwise. In the case of your initial equity incentive awards, the Company will recommend to the Administrator that the “vesting commencement date” for the RSUs and the Option be your Employment Start Date in light of the expectation that the grant date of such awards will be delayed for at least 60 days due to the requirement to file an S-8 registration statement with the U.S. Securities and Exchange Commission.

As is customary, any such RSUs and Option will be subject to separate award agreements under the Plan, which, along with the Plan, would set out the details of the awards, including the vesting schedule. No right to any stock is earned or accrued until such time that any vesting and other applicable conditions are met, nor does the grant confer any right to continue vesting or employment.

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Subsequent Long-Term Equity Grants. Starting with BlackSky’s 2022 fiscal year, you will be eligible to receive equity awards pursuant to any plans or arrangements New BlackSky Parent may have in effect from time to time. Subject to the next sentence, it is expected that your annual target equity grant will consist of:

•	RSUs covering Parent common shares with an aggregate award value of $1,750,000 based on the Parent common share price as of the grant date; and

•	an Option to purchase twice the number of Parent common shares subject to the RSUs issued on such grant date.

You acknowledge that:

•

the Administrator (of the Plan, or the administrator of any successor plan, as applicable) will determine in its sole discretion whether you will be granted any such equity awards and the terms of such equity awards in accordance with the applicable plan or arrangement that may be in effect from time to time; and

•	no annual equity grant is guaranteed.

Benefits. As an employee, you will be eligible to participate in the benefit plans and programs established by the Company for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. Although benefits are subject to change, we currently provide the following types of insurance coverage: health, vision, dental, life, accidental death and dismemberment, and short and long-term disability, as well as the option to participate in our flexible spending accounts, voluntary life insurance programs and retirement savings plans. Additionally, you will accrue a paid time off (PTO) benefit equal to 20 days per year and then following your fifth anniversary the accrual will increase to 25 days per year. Please refer to the benefits summary information for further details. The Company policy and plan documents govern the actual rules of all benefits. We reserve the right to modify, amend, suspend or terminate the compensation and benefit plans, programs, and arrangements offered to employees at any time.

At-Will Employment. This offer letter does not imply any right to your continued employment for any period with the Company or any parent, subsidiary, or other affiliate of the Company. Your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least thirty (30) days’ advance notice, provided that you and the Company may determine such longer or shorter notice period as mutually agreed between the parties.

Severance. You will be eligible to participate in the Company’s Executive Change in Control and Severance Plan (the “Severance Plan”) by entering into, concurrently with this offer letter, a participation agreement under the Severance Plan applicable to you based on your position within the Company. The actual severance terms are as set forth in the Severance Plan and your participation agreement thereunder. By way of overview, the following is a brief summary of certain severance provisions you may become entitled to receive under the Severance Plan in your role with the Company:

3

•	certain severance payments and benefits that may be payable in the event of a qualifying involuntary termination that occurs other than during a specified change in control period including:

o	a severance payment equal to 1.0x of base salary;

o	a pro rata portion of the annual target bonus incentive;

o	health care reimbursement aligned with the severance period; and

o	no vesting acceleration of equity awards.

•

certain enhanced severance payments and benefits in the event of a qualifying involuntary termination that occurs during the specified change in control period (without duplication to the severance described above) including:

o	a severance payment equal to 1.5x of base salary;

o	a pro rata portion of the annual target bonus incentive;

o	health care reimbursement aligned with the severance period; and

o	double-trigger vesting acceleration of time-based equity awards.

If any of the summarized terms above conflict with the terms of the Severance Plan and your participation agreement, then the terms of the Severance Plan and your participation agreement will control.

Proprietary Agreement and No Conflict with Prior Agreements. As a BlackSky employee, it is likely that you will become knowledgeable about confidential and/or proprietary information about us, our customers, our ecosystem partners and our other stakeholders. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at BlackSky. Therefore, to protect the interests of the Company, you will be required to read, complete and enter into the Proprietary Information and Inventions Assignment Agreement in substantially the form attached hereto as Exhibit A-1 (the “PIIA”) on or prior to your Employment Start Date. In addition, we request that you comply with any existing and/or continuing contractual obligations that you may have with your former employers. You agree not to bring any third-party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way use any such information. By signing this offer letter, you represent that your employment with us shall not breach any agreement you have with any third party.

Protected Activity Not Prohibited. Notwithstanding any contrary provision of this offer letter or the PIIA, nothing in this offer letter or the PIIA will prohibit or impede you from engaging in any Protected Activity. For purposes of this offer letter, “Protected Activity” will mean communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity, including, but not limited to, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and

4

Health Administration, and the National Labor Relations Board (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation; provided that, in each case, such communications and disclosures are consistent with applicable law. Notwithstanding the foregoing, you agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information (as defined in the PIIA or any other agreement between you and the Company or any parent, subsidiary or other affiliate of the Company relating to the protection of confidential information) in a manner not protected by applicable law (each, a “Confidential Information Agreement”) to any parties other than the Governmental Entities. You further understand that Protected Activity does not include disclosure of any Company attorney-client privileged communications or attorney work product. Any language in the PIIA or any Confidential Information Agreement that conflicts with, or is contrary to, this paragraph is superseded by this offer letter. You understand and acknowledge that pursuant to the Defend Trade Secrets Act of 2016 (a) an individual will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (i) in confidence to a Federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and (b) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

Obligations. During your employment, you shall devote your full business efforts and time to BlackSky. This obligation shall not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to BlackSky, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at BlackSky. Nevertheless, we acknowledge that your current status as a member of the Board of Directors of the companies set forth on Annex A, if any, is expressly permitted by this offer letter, so long as such service does not create competitive or fiduciary conflicts. Any outside activities must be in compliance with and approved if required by BlackSky’s employee conduct rules and corporate governance guidelines as in effect from time to time. As a Company employee, you will be expected to abide by the Company’s rules and standards. You agree that in the rendering of all services to the Company and in all aspects of employment with the Company, you will comply in all material respects with all lawful directives, policies, standards and regulations from time to time established by the Company. You will be required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct which are included in the Company’s employee handbook.

Non-competition. Consistent with the PIIA, you agree that during the term of your employment with us, you will not engage in or undertake any other employment, occupation, consulting relationship, or commitment that is directly related to the business in which BlackSky is now involved or becomes involved or has plans to become involved, nor will you engage in any other activities that conflict with your obligations to BlackSky. Notwithstanding the preceding sentence, you may own not more than 1% of the securities of any company whose securities are publicly traded.

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Eligibility to Work. In order for BlackSky to comply with U.S. law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Background and Reference Checks. Your acceptance of this offer and commencement of employment with the Company are also contingent upon successfully passing a background and reference check prior to your Employment Start Date.

Taxes. The Company (or its affiliate, as applicable) will have the right and authority to deduct from any payments or benefits under this Agreement all applicable federal, state, and local taxes or other required withholdings and payroll deductions (“Withholdings”). Prior to the payment of any amounts or provision of any benefits under this Agreement, the Company (and its affiliate, as applicable) is permitted to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy any applicable Withholdings with respect to such payments and benefits. Neither the Company nor any of its affiliates will have any responsibility, liability or obligation to pay your taxes arising from or relating to any payments or benefits under this Agreement. This Agreement and the terms herein are intended to comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and any formal guidance promulgated thereunder (“Section 409A”), so that none of the payments and benefits to be provided hereunder will be subject to the additional tax imposed by Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be so exempt. In no event will the Company or any of its affiliates have any responsibility, liability or obligation to reimburse or indemnify you, or hold you harmless, for any tax imposed, or other costs incurred, as a result of Section 409A.

Indemnification; D&O Insurance. Recognizing that individuals may be reluctant to serve in your employment capacity unless they are provided with adequate protection through insurance or indemnification against the risks of claims and actions against them arising out of such service, you and the Company shall enter into an Indemnification Agreement in substantially the form attached hereto as Exhibit A-2, which agreement shall remain in effect in accordance with its terms unless and to the extent superseded by an indemnification agreement expected to be entered into between you and New BlackSky Parent effective upon the closing of the merger. Further, the Company confirms that you shall be eligible for coverage under the Company’s existing director and officer liability insurance policy and any different or supplemental policy as may be entered into by the Company following the merger.

Entire Agreement. This offer letter and the referenced documents and agreements constitute the entire agreement between you and BlackSky with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and BlackSky concerning those subject matters. This offer letter may be modified only by a written agreement signed by a duly authorized officer of the Company (other than yourself) and you. For purposes of this offer letter, references to the Company or BlackSky will include any of its successors and assigns (including without limitation, upon the closing of the merger, New BlackSky Parent).

[remainder of page left blank intentionally]

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Offer Acceptance. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy to me via email at your earliest convenience. By signing below you agree that your rights and obligations under this offer letter shall be governed by the laws of the state of Commonwealth of Virginia, without regard to its internal conflict of laws rules.

We look forward to your joining the BlackSky team!

Sincerely,

Brian E. O’Toole

CEO

BlackSky Holdings, Inc.

I accept this offer of employment with BlackSky and agree to the terms and conditions outlined in this offer letter.

/s/ Johan Broekhuysen
Signature

7

Exhibit A-1

Form of Proprietary Information and Invention Assignment Agreement

[attached]

8

Exhibit A-2

Form of Indemnification Agreement

[attached]

9

Annex A

Existing Board of Director Memberships

10

Exhibit 10.3

August 18, 2021

Mr. Henry Dubois

Via email

Re:	Offer of Employment

Dear Henry,

On behalf of BlackSky Holdings, Inc. (“BlackSky” or the “Company”), I am pleased to offer you the position of Chief Development Officer, reporting to our President and CEO and working out of our offices at 13241 Woodland Park Road, Suite 300, Herndon, VA 20171. This offer is for a full-time, exempt position. For purposes of this offer letter, the date first set forth above will be considered your “Employment Start Date.”

As you know, BlackSky has entered into a merger agreement with Osprey Technology Acquisition Corp. (“Osprey”) under which the two companies would combine (the “merger”), and the public company parent entity will be branded with the BlackSky name (“New BlackSky Parent”). The merger is subject to BlackSky and Osprey stockholder approval and other customary closing conditions, which we currently expect to be satisfied sometime during the 3rd quarter of this year.

Base Salary. Your starting annual base salary will be $16,666.67 per semi-monthly pay period ($400,000 annually), less applicable taxes, deductions and withholdings. Our regularly scheduled pay days are currently on the 15th and last business day of every month. Your base salary will be subject to review and adjustment from time to time by BlackSky’s Board of Directors (the “Board”) or its Compensation Committee (the “Committee”), as applicable, in its sole discretion.

Incentive Compensation. You will be eligible to participate in BlackSky’s bonus incentive program, with an annual target bonus incentive opportunity not less than seventy-five percent (75%) of your annual base salary, it being understood that:

•	your target incentive opportunity will be prorated for BlackSky’s 2021 fiscal year based on your Employment Start Date and assuming your Employment Start Date occurs before October 1, 2021;

•	the target incentive opportunity will be subject to performance and other criteria established by the Board or the Committee, as applicable, in its sole discretion;

•

any such annual bonus will be determined and, to the extent earned, paid on an annual basis, at the time and in the manner in which such bonuses are normally paid to employees at your level, which the Company currently anticipates generally will occur on or before March 15th of the year following the year the applicable annual bonus is earned with the exception of circumstances in which the determination regarding extent of achievement of performance goals may be delayed (for example, due to delays in completion of the Company’s applicable financial statements on which measurement of such goals depends);

•

bonus eligibility is subject to your continued employment through the date that the bonus is paid to you, and no prorated or partial bonus will be provided in the event of your earlier separation from employment, subject to the Severance Plan terms discussed further below;

•	the Board or the Committee, as applicable and in its sole discretion, may approve grants of additional discretionary bonus amounts to you; and

•	no amount of any bonus is guaranteed.

Initial Long-Term Equity Grant. Once the merger and the other transactions contemplated thereby close, New BlackSky Parent will have a new 2021 Equity Incentive Plan (“Plan”), and as a New BlackSky Parent employee, you will be eligible to receive an equity incentive award under it, subject to the approval of the administrator of the Plan (the “Administrator”), which is expected to be the Board of Directors of New BlackSky Parent or its Compensation Committee. Subject to Administrator approval, your initial equity incentive award will consist of:

•

Restricted stock units (“RSUs”) covering shares of New BlackSky Parent’s common stock (“Parent common shares”) with an aggregate award value of $1,750,000 based on the Parent common share price as of the grant date (the “Initial Grant Date”), with a vesting schedule that provides for vesting as to one-fourth of the RSUs on the first “RSU vesting date” occurring on or after the one-year anniversary of the “vesting commencement date” (each as defined below), and on a quarterly basis thereafter as to one-sixteenth of the RSUs, in each case subject to your continued service through the applicable vesting date; and

•

an option (“Option”) to purchase twice the number of Parent common shares subject to the RSUs issued on the Initial Grant Date, and with a vesting schedule for the Option that provides for vesting as to one-fourth of the shares subject to the Option on the one-year anniversary of the vesting commencement date, and on a monthly basis thereafter as to one forty-eighth (1/48th) of the shares subject to the Option on the same day of the month as the vesting commencement date (or the last day of the month, if there is no corresponding day in a given month), in each case subject to your continued service through the applicable vesting date.

For purposes of the RSUs, the “RSU vesting date” with respect to any calendar year means March 10, June 10, September 10 and December 10 unless the Administrator determines otherwise. In the case of your initial equity incentive awards, the Company will recommend to the Administrator that the “vesting commencement date” for the RSUs and the Option be your Employment Start Date in light of the expectation that the grant date of such awards will be delayed for at least 60 days due to the requirement to file an S-8 registration statement with the U.S. Securities and Exchange Commission.

As is customary, any such RSUs and Option will be subject to separate award agreements under the Plan, which, along with the Plan, would set out the details of the awards, including the vesting schedule. No right to any stock is earned or accrued until such time that any vesting and other applicable conditions are met, nor does the grant confer any right to continue vesting or employment.

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Subsequent Long-Term Equity Grants. Starting with BlackSky’s 2022 fiscal year, you will be eligible to receive equity awards pursuant to any plans or arrangements New BlackSky Parent may have in effect from time to time. Subject to the next sentence, it is expected that your annual target equity grant will consist of:

•	RSUs covering Parent common shares with an aggregate award value of $875,000 based on the Parent common share price as of the grant date; and

•	an Option to purchase twice the number of Parent common shares subject to the RSUs issued on such grant date.

You acknowledge that:

•

the Administrator (of the Plan, or the administrator of any successor plan, as applicable) will determine in its sole discretion whether you will be granted any such equity awards and the terms of such equity awards in accordance with the applicable plan or arrangement that may be in effect from time to time; and

•	no annual equity grant is guaranteed.

Current Consulting Arrangement. You are currently providing consulting services to the Company through that certain Master Consulting Agreement C-18-009 between HED Consulting LLC and the Company (the “Consulting Agreement”). In consideration of the mutual commitments being made in this offer letter, the Parties have agreed that the Consulting Agreement and any open task order will terminate automatically as of 11:59 pm EDT on the date immediately preceding the Employment Start Date with no further payment obligations thereunder (other than submission and payment of a final invoice to the Company for any unreimbursed expenses in accordance with Section 5 of Task Order No. 002 under the Consulting Agreement and for the accrued and unpaid pro rata portion of the monthly retainer fee and any overages as of the date immediately prior to the Employment Start Date, calculated in accordance with Section 4A of Task Order No. 002 under the Consulting Agreement) and your service relationship with the Company and related compensation will thereafter be governed by this offer letter, provided that the Company hereby confirms that:

•

The restricted stock unit award you were granted March 24, 2021 (“March 2021 RSU award”), under the Company’s 2014 Equity Incentive Plan and restricted stock unit award agreement thereunder (the “RSU Documents”), will continue to vest and be governed in accordance with the RSU Documents and your continuing affiliation as an employee rather than as a consultant shall not operate to interrupt continued vesting of that award, and

•

Pursuant to Section 4B of Task Order No. 002 under the Consulting Agreement, you are eligible to receive a certain financing transaction incentive fee in the amount of $250,000, payable upon successful completion of a SPAC transaction (including the merger), a Series “D” financing, or a substantially similar alternative financing process (such qualifying transaction, a “Financing Transaction”). Such incentive fee is subject to your continued services to the Company through the date of the Financing Transaction or, in the event that the Consulting Agreement is terminated or expires (with the exception of a

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for cause termination) before a Financing Transaction, the incentive fee would be payable if the Financing Transaction occurred by the later of December 31, 2021, or nine (9) months after the termination or expiration of the Consulting Agreement, and in all cases no later than June 30, 2022 (which is the date nine (9) months following the expiration date of your Consulting Agreement pursuant to Modification 002 of the Consulting Agreement effective September 10, 2020). Any such incentive fee will be paid to you through payroll in a single lump sum in cash, less applicable withholdings, as soon as practicable on a regularly scheduled payroll date of the Company following the completion of the Financing Transaction, and in any case within thirty (30) days following the date of completion of the Financing Transaction.

Benefits. As an employee, you will be eligible to participate in the benefit plans and programs established by the Company for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. Although benefits are subject to change, we currently provide the following types of insurance coverage: health, vision, dental, life, accidental death and dismemberment, and short and long-term disability, as well as the option to participate in our flexible spending accounts, voluntary life insurance programs and retirement savings plans. Additionally, you will accrue a paid time off (PTO) benefit equal to 20 days per year and then following your fifth anniversary the accrual will increase to 25 days per year. Please refer to the benefits summary information for further details. The Company policy and plan documents govern the actual rules of all benefits, except for the PTO benefit described above. We reserve the right to modify, amend, suspend or terminate the compensation and benefit plans, programs, and arrangements offered to employees at any time.

At-Will Employment. This offer letter does not imply any right to your continued employment for any period with the Company or any parent, subsidiary, or other affiliate of the Company. Your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least thirty (30) days’ advance notice, provided that you and the Company may determine such longer or shorter notice period as mutually agreed between the parties.

Severance. You will be eligible to participate in the Company’s Executive Change in Control and Severance Plan (the “Severance Plan”) by entering into, concurrently with this offer letter, a participation agreement under the Severance Plan applicable to you based on your position within the Company. The actual severance terms are as set forth in the Severance Plan and your participation agreement thereunder. By way of overview, the following is a brief summary of certain severance provisions you may become entitled to receive under the Severance Plan in your role with the Company:

•	certain severance payments and benefits that may be payable in the event of a qualifying involuntary termination that occurs other than during a specified change in control period including:

o	a severance payment equal to 1.0x of base salary;

o	a pro rata portion of the annual target bonus incentive;

o	health care reimbursement aligned with the severance period; and

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o	no vesting acceleration of equity awards (excluding, for clarity, any acceleration permitted by the RSU Documents with respect to the March 2021 RSU award).

•

certain enhanced severance payments and benefits in the event of a qualifying involuntary termination that occurs during the specified change in control period (without duplication to the severance described above) including:

o	a severance payment equal to 1.5x of base salary;

o	a pro rata portion of the annual target bonus incentive;

o	health care reimbursement aligned with the severance period; and

o	double-trigger vesting acceleration of time-based equity awards.

If any of the summarized terms above conflict with the terms of the Severance Plan and your participation agreement, then the terms of the Severance Plan and your participation agreement will control.

Proprietary Agreement and No Conflict with Prior Agreements. As a BlackSky employee, it is likely that you will become knowledgeable about confidential and/or proprietary information about us, our customers, our ecosystem partners and our other stakeholders. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at BlackSky. Therefore, to protect the interests of the Company, you will be required to read, complete and enter into the Proprietary Information and Inventions Assignment Agreement in substantially the form attached hereto as Exhibit A-1 (the “PIIA”) on or prior to your Employment Start Date. In addition, we request that you comply with any existing and/or continuing contractual obligations that you may have with your former employers. You agree not to bring any third-party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way use any such information. By signing this offer letter, you represent that your employment with us shall not breach any agreement you have with any third party.

Protected Activity Not Prohibited. Notwithstanding any contrary provision of this offer letter or the PIIA, nothing in this offer letter or the PIIA will prohibit or impede you from engaging in any Protected Activity. For purposes of this offer letter, “Protected Activity” will mean communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity, including, but not limited to, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation; provided that, in each case, such communications and disclosures are consistent with applicable law. Notwithstanding the foregoing, you agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information (as defined in the PIIA or any other agreement between you and the Company or any parent, subsidiary or other affiliate of the Company relating to the protection of confidential information) in a manner not protected by applicable law (each, a “Confidential Information Agreement”) to any parties other than the Governmental Entities. You further understand that Protected Activity does not include disclosure of any Company attorney-client privileged communications or attorney work product.

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Any language in the PIIA or any Confidential Information Agreement that conflicts with, or is contrary to, this paragraph is superseded by this offer letter. You understand and acknowledge that pursuant to the Defend Trade Secrets Act of 2016 (a) an individual will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (i) in confidence to a Federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and (b) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

Obligations. During your employment, you shall devote your full business efforts and time to BlackSky. This obligation shall not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to BlackSky, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at BlackSky. Nevertheless, we acknowledge that your current status as a member of the Board of Directors of the companies set forth on Annex A, if any, is expressly permitted by this offer letter, so long as such service does not create competitive or fiduciary conflicts. Any outside activities must be in compliance with and approved if required by BlackSky’s employee conduct rules and corporate governance guidelines as in effect from time to time. As a Company employee, you will be expected to abide by the Company’s rules and standards. You agree that in the rendering of all services to the Company and in all aspects of employment with the Company, you will comply in all material respects with all lawful directives, policies, standards and regulations from time to time established by the Company. You will be required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct which are included in the Company’s employee handbook.

Non-competition. Consistent with the PIIA, you agree that during the term of your employment with us, you will not engage in or undertake any other employment, occupation, consulting relationship, or commitment that is directly related to the business in which BlackSky is now involved or becomes involved or has plans to become involved, nor will you engage in any other activities that conflict with your obligations to BlackSky. Notwithstanding the preceding sentence, you may own not more than 1% of the securities of any company whose securities are publicly traded.

Eligibility to Work. In order for BlackSky to comply with U.S. law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Background and Reference Checks. Your acceptance of this offer and commencement of employment with the Company are also contingent upon successfully passing a background and reference check prior to your Employment Start Date.

Taxes. The Company (or its affiliate, as applicable) will have the right and authority to deduct from any payments or benefits under this Agreement all applicable federal, state, and local taxes or other required withholdings and payroll deductions (“Withholdings”). Prior to the payment of any amounts or provision of any benefits under this Agreement, the Company (and its affiliate, as applicable) is permitted to deduct or withhold, or require you to remit to the Company, an amount

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sufficient to satisfy any applicable Withholdings with respect to such payments and benefits. Neither the Company nor any of its affiliates will have any responsibility, liability or obligation to pay your taxes arising from or relating to any payments or benefits under this Agreement. This Agreement and the terms herein are intended to comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and any formal guidance promulgated thereunder (“Section 409A”), so that none of the payments and benefits to be provided hereunder will be subject to the additional tax imposed by Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be so exempt. For purposes of clarity, the Parties intend for the financing transaction incentive fee to be exempt from Section 409A as a payment subject to a substantial risk of forfeiture. No payments or benefits to be provided to you, if any, under this offer letter or otherwise, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, the “Deferred Payments”) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A. To the extent required to be exempt from or comply with Section 409A, references to the termination of your employment or similar phrases used in this offer letter will mean your “separation from service” within the meaning of Section 409A. Any payments or benefits paid or provided under this Agreement that satisfy the requirements of the “short-term deferral” rule under Treasury Regulations Section 1.409A-1(b)(4), or that qualify as payments made as a result of an involuntary separation from service under Treasury Regulations Section 1.409A-1(b)(9)(iii) that is within the limit set forth thereunder, will not constitute Deferred Payments for purposes of this offer letter. Notwithstanding anything to the contrary in this offer letter, if you are a “specified employee” within the meaning of Section 409A at the time of your separation from service (other than due to death), then any payments or benefits that constitute Deferred Payments payable within the first six (6) months after your separation from service instead will be payable on the date six (6) months and one (1) day after your separation from service; provided that in the event of your death within such six (6) month period, any payments delayed by the foregoing under this sentence will be paid to you in a lump sum as soon as administratively practicable after the date of your death. The Company reserves the right to amend this offer letter as it considers necessary or advisable, in its sole discretion and without your consent or any other individual, to comply with any provision required to avoid the imposition of the additional tax imposed under Section 409A or to otherwise avoid income recognition under Section 409A prior to the actual payment of any benefits or imposition of any additional tax. Each payment, installment, and benefit payable under this offer letter is intended to constitute a separate payment for purposes of Treasury Regulations Section 1.409A-2(b)(2). In no event will you have any discretion to choose your taxable year in which any payments or benefits are provided under this offer letter. In no event will the Company or any of its affiliates have any responsibility, liability or obligation to reimburse or indemnify you, or hold you harmless, for any tax imposed, or other costs incurred, as a result of Section 409A.

Indemnification; D&O Insurance. Recognizing that individuals may be reluctant to serve in your employment capacity unless they are provided with adequate protection through insurance or indemnification against the risks of claims and actions against them arising out of such service, you and the Company shall enter into an Indemnification Agreement in substantially the form attached hereto as Exhibit A-2, which agreement shall remain in effect in accordance with its terms unless and to the extent superseded by an indemnification agreement expected to be entered into between you and New BlackSky Parent effective upon the closing of the merger. Further, the Company confirms that you shall be eligible for coverage under the Company’s existing director and officer liability insurance policy and any different or supplemental policy as may be entered into by the Company following the merger.

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Entire Agreement. This offer letter and the referenced documents and agreements constitute the entire agreement between you and BlackSky with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and BlackSky concerning those subject matters, including without limitation your Consulting Agreement. This offer letter may be modified only by a written agreement signed by a duly authorized officer of the Company (other than yourself) and you. For purposes of this offer letter, references to the Company or BlackSky will include any of its successors and assigns (including without limitation, upon the closing of the merger, New BlackSky Parent).

[remainder of page left blank intentionally]

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Offer Acceptance. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy to me via email at your earliest convenience. By signing below you agree that your rights and obligations under this offer letter shall be governed by the laws of the state of Commonwealth of Virginia, without regard to its internal conflict of laws rules.

We look forward to your joining the BlackSky team!

Sincerely,

Brian E. O’Toole

CEO

BlackSky

I accept this offer of employment with BlackSky and agree to the terms and conditions outlined in this offer letter.

/s/ Henry Dubois
Signature

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Exhibit A-1

Form of Proprietary Information and Invention Assignment Agreement

[attached]

10

Exhibit A-2

Form of Indemnification Agreement

[attached]

11

Annex A

Existing Board of Director Memberships

[attached]

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Exhibit 10.4

August 18, 2021

Ms. Chris Lin

Via email

Re:	Offer of Employment

Dear Chris,

On behalf of BlackSky Holdings, Inc. (“BlackSky” or the “Company”), I am pleased to offer you the position of General Counsel, reporting to our President and CEO and working out of our offices at 13241 Woodland Park Road, Suite 300, Herndon, VA 20171. This offer is for a full-time, exempt position. For purposes of this offer letter, your first day of work at BlackSky will be considered your “Employment Start Date.” As you know, BlackSky has entered into a merger agreement with Osprey Technology Acquisition Corp. (“Osprey”) under which the two companies would combine (the “merger”), and the public company parent entity will be branded with the BlackSky name (“New BlackSky Parent”). The merger is subject to BlackSky and Osprey stockholder approval and other customary closing conditions, which we currently expect to be satisfied sometime during the 3rd quarter of this year.

Base Salary. Your starting annual base salary will be $15,625.00 per semi-monthly pay period ($375,000 annually), less applicable taxes, deductions and withholdings. Our regularly scheduled pay days are currently on the 15th and last business day of every month. Your base salary will be subject to review and adjustment from time to time by BlackSky’s Board of Directors (the “Board”) or its Compensation Committee (the “Committee”), as applicable, in its sole discretion.

Incentive Compensation. You will be eligible to participate in BlackSky’s bonus incentive program, with an annual target bonus incentive opportunity not less than fifty percent (50%) of your annual base salary, it being understood that:

•	your target incentive opportunity will be prorated for BlackSky’s 2021 fiscal year based on your Employment Start Date and assuming your Employment Start Date occurs before October 1, 2021;

•	the target incentive opportunity will be subject to performance and other criteria established by the Board or the Committee, as applicable, in its sole discretion;

•

any such annual bonus will be determined and, to the extent earned, paid on an annual basis, at the time and in the manner in which such bonuses are normally paid to employees at your level, which the Company currently anticipates generally will occur on or before March 15th of the year following the year the applicable annual bonus is earned with the exception of circumstances in which the determination regarding extent of achievement of performance goals may be delayed (for example, due to delays in completion of the Company’s applicable financial statements on which measurement of such goals depends);

•

bonus eligibility is subject to your continued employment through the date that the bonus is paid to you, and no prorated or partial bonus will be provided in the event of your earlier separation from employment;

•	the Board or the Committee, as applicable and in its sole discretion, may approve grants of additional discretionary bonus amounts to you; and

•	no amount of any bonus is guaranteed.

Initial Long-Term Equity Grant. Once the merger and the other transactions contemplated thereby close, New BlackSky Parent will have a new 2021 Equity Incentive Plan (“Plan”), and as a New BlackSky Parent employee, you will be eligible to receive an equity incentive award under it, subject to the approval of the administrator of the Plan (the “Administrator”), which is expected to be the Board of Directors of New BlackSky Parent or its Compensation Committee. Subject to Administrator approval, your initial equity incentive award will consist of:

•

Restricted stock units (“RSUs”) covering shares of New BlackSky Parent’s common stock (“Parent common shares”) with an aggregate award value of $1,500,000 based on the Parent common share price as of the grant date (the “Initial Grant Date”), with a vesting schedule that provides for vesting as to one-fourth of the RSUs on the first “RSU vesting date” occurring on or after the one-year anniversary of the “vesting commencement date” (each as defined below), and on a quarterly basis thereafter as to one-sixteenth of the RSUs, in each case subject to your continued service through the applicable vesting date; and

•

an option (“Option”) to purchase twice the number of Parent common shares subject to the RSUs issued on the Initial Grant Date, and with a vesting schedule for the Option that provides for vesting as to one-fourth of the shares subject to the Option on the one-year anniversary of the vesting commencement date, and on a monthly basis thereafter as to one forty-eighth (1/48th) of the shares subject to the Option on the same day of the month as the vesting commencement date (or the last day of the month, if there is no corresponding day in a given month), in each case subject to your continued service through the applicable vesting date.

For purposes of the RSUs, the “RSU vesting date” with respect to any calendar year means March 10, June 10, September 10 and December 10 unless the Administrator determines otherwise. In the case of your initial equity incentive awards, the Company will recommend to the Administrator that the “vesting commencement date” for the RSUs and the Option be your Employment Start Date in light of the expectation that the grant date of such awards will be delayed for at least 60 days due to the requirement to file an S-8 registration statement with the U.S. Securities and Exchange Commission.

As is customary, any such RSUs and Option will be subject to separate award agreements under the Plan, which, along with the Plan, would set out the details of the awards, including the vesting schedule. No right to any stock is earned or accrued until such time that any vesting and other applicable conditions are met, nor does the grant confer any right to continue vesting or employment.

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Subsequent Long-Term Equity Grants. Starting with BlackSky’s 2022 fiscal year, you will be eligible to receive equity awards pursuant to any plans or arrangements New BlackSky Parent may have in effect from time to time. Subject to the next sentence, it is expected that your annual target equity grant will consist of:

•	RSUs covering Parent common shares with an aggregate award value of $750,000 based on the Parent common share price as of the grant date; and

•	an Option to purchase twice the number of Parent common shares subject to the RSUs issued on such grant date.

You acknowledge that:

•

the Administrator (of the Plan, or the administrator of any successor plan, as applicable) will determine in its sole discretion whether you will be granted any such equity awards and the terms of such equity awards in accordance with the applicable plan or arrangement that may be in effect from time to time; and

•	no annual equity grant is guaranteed.

Benefits. As an employee, you will be eligible to participate in the benefit plans and programs established by the Company for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. Although benefits are subject to change, we currently provide the following types of insurance coverage: health, vision, dental, life, accidental death and dismemberment, and short and long-term disability, as well as the option to participate in our flexible spending accounts, voluntary life insurance programs and retirement savings plans. Additionally, you will accrue a paid time off (PTO) benefit equal to 20 days per year and then following your fifth anniversary the accrual will increase to 25 days per year. Please refer to the benefits summary information for further details. The Company policy and plan documents govern the actual rules of all benefits. We reserve the right to modify, amend, suspend or terminate the compensation and benefit plans, programs, and arrangements offered to employees at any time.

At-Will Employment. This offer letter does not imply any right to your continued employment for any period with the Company or any parent, subsidiary, or other affiliate of the Company. Your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least thirty (30) days’ advance notice, provided that you and the Company may determine such longer or shorter notice period as mutually agreed between the parties.

Severance. You will be eligible to participate in the Company’s Executive Change in Control and Severance Plan (the “Severance Plan”) by entering into, concurrently with this offer letter, a participation agreement under the Severance Plan applicable to you based on your position within the Company. The actual severance terms are as set forth in the Severance Plan and your participation agreement thereunder. By way of overview, the following is a brief summary of certain severance provisions you may become entitled to receive under the Severance Plan in your role with the Company:

•	certain severance payments and benefits that may be payable in the event of a qualifying involuntary termination that occurs other than during a specified change in control period including:

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o	a severance payment equal to 1.0x of base salary;

o	a pro rata portion of the annual target bonus incentive;

o	health care reimbursement aligned with the severance period; and

o	no vesting acceleration of equity awards.

•

certain enhanced severance payments and benefits in the event of a qualifying involuntary termination that occurs during the specified change in control period (without duplication to the severance described above) including:

o	a severance payment equal to 1.5x of base salary;

o	a pro rata portion of the annual target bonus incentive;

o	health care reimbursement aligned with the severance period; and

o	double-trigger vesting acceleration of time-based equity awards.

If any of the summarized terms above conflict with the terms of the Severance Plan and your participation agreement, then the terms of the Severance Plan and your participation agreement will control.

Proprietary Agreement and No Conflict with Prior Agreements. As a BlackSky employee, it is likely that you will become knowledgeable about confidential and/or proprietary information about us, our customers, our ecosystem partners and our other stakeholders. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at BlackSky. Therefore, to protect the interests of the Company, you will be required to read, complete and enter into the Proprietary Information and Inventions Assignment Agreement in substantially the form attached hereto as Exhibit A-1 (the “PIIA”) on or prior to your Employment Start Date. In addition, we request that you comply with any existing and/or continuing contractual obligations that you may have with your former employers. You agree not to bring any third-party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way use any such information. By signing this offer letter, you represent that your employment with us shall not breach any agreement you have with any third party.

Protected Activity Not Prohibited. Notwithstanding any contrary provision of this offer letter or the PIIA, nothing in this offer letter or the PIIA will prohibit or impede you from engaging in any Protected Activity. For purposes of this offer letter, “Protected Activity” will mean communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity, including, but not limited to, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation; provided that, in each case, such communications and disclosures are consistent with applicable law. Notwithstanding the foregoing, you agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information (as defined in

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the PIIA or any other agreement between you and the Company or any parent, subsidiary or other affiliate of the Company relating to the protection of confidential information) in a manner not protected by applicable law (each, a “Confidential Information Agreement”) to any parties other than the Governmental Entities. You further understand that Protected Activity does not include disclosure of any Company attorney-client privileged communications or attorney work product. Any language in the PIIA or any Confidential Information Agreement that conflicts with, or is contrary to, this paragraph is superseded by this offer letter. You understand and acknowledge that pursuant to the Defend Trade Secrets Act of 2016 (a) an individual will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (i) in confidence to a Federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and (b) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

Obligations. During your employment, you shall devote your full business efforts and time to BlackSky. This obligation shall not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to BlackSky, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at BlackSky. Nevertheless, we acknowledge that your current status as a member of the Board of Directors of the companies set forth on Annex A, if any, is expressly permitted by this offer letter, so long as such service does not create competitive or fiduciary conflicts. Any outside activities must be in compliance with and approved if required by BlackSky’s employee conduct rules and corporate governance guidelines as in effect from time to time. As a Company employee, you will be expected to abide by the Company’s rules and standards. You agree that in the rendering of all services to the Company and in all aspects of employment with the Company, you will comply in all material respects with all lawful directives, policies, standards and regulations from time to time established by the Company. You will be required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct which are included in the Company’s employee handbook.

Non-competition. Consistent with the PIIA, you agree that during the term of your employment with us, you will not engage in or undertake any other employment, occupation, consulting relationship, or commitment that is directly related to the business in which BlackSky is now involved or becomes involved or has plans to become involved, nor will you engage in any other activities that conflict with your obligations to BlackSky. Notwithstanding the preceding sentence, you may own not more than 1% of the securities of any company whose securities are publicly traded.

Eligibility to Work. In order for BlackSky to comply with U.S. law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Planned Start Date; Background and Reference Checks. Your acceptance of this offer and commencement of employment with the Company are also contingent upon our mutual agreement on your Employment Start Date and upon your successfully passing a background and reference check prior to your Employment Start Date.

5

Taxes. The Company (or its affiliate, as applicable) will have the right and authority to deduct from any payments or benefits under this Agreement all applicable federal, state, and local taxes or other required withholdings and payroll deductions (“Withholdings”). Prior to the payment of any amounts or provision of any benefits under this Agreement, the Company (and its affiliate, as applicable) is permitted to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy any applicable Withholdings with respect to such payments and benefits. Neither the Company nor any of its affiliates will have any responsibility, liability or obligation to pay your taxes arising from or relating to any payments or benefits under this Agreement. This Agreement and the terms herein are intended to comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and any formal guidance promulgated thereunder (“Section 409A”), so that none of the payments and benefits to be provided hereunder will be subject to the additional tax imposed by Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be so exempt. In no event will the Company or any of its affiliates have any responsibility, liability or obligation to reimburse or indemnify you, or hold you harmless, for any tax imposed, or other costs incurred, as a result of Section 409A.

Indemnification; D&O Insurance. Recognizing that individuals may be reluctant to serve in your employment capacity unless they are provided with adequate protection through insurance or indemnification against the risks of claims and actions against them arising out of such service, you and the Company shall enter into an Indemnification Agreement in substantially the form attached hereto as Exhibit A-2, which agreement shall remain in effect in accordance with its terms unless and to the extent superseded by an indemnification agreement expected to be entered into between you and New BlackSky Parent effective upon the closing of the merger. Further, the Company confirms that you shall be eligible for coverage under the Company’s existing director and officer liability insurance policy and any different or supplemental policy as may be entered into by the Company following the merger.

Entire Agreement. This offer letter and the referenced documents and agreements constitute the entire agreement between you and BlackSky with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and BlackSky concerning those subject matters. This offer letter may be modified only by a written agreement signed by a duly authorized officer of the Company (other than yourself) and you. For purposes of this offer letter, references to the Company or BlackSky will include any of its successors and assigns (including without limitation, upon the closing of the merger, New BlackSky Parent).

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Offer Acceptance. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy to me via email at your earliest convenience. By signing below you agree that your rights and obligations under this offer letter shall be governed by the laws of the state of Commonwealth of Virginia, without regard to its internal conflict of laws rules.

We look forward to your joining the BlackSky team!

Sincerely,

Brian E. O’Toole

CEO

BlackSky Holdings, Inc.

I accept this offer of employment with BlackSky and agree to the terms and conditions outlined in this offer letter.

/s/ Chris Lin
Signature

Planned Employment Start Date: August 23, 2021

7

Exhibit A-1

Form of Proprietary Information and Invention Assignment Agreement

[attached]

8

Exhibit A-2

Form of Indemnification Agreement

[attached]

9

Annex A

Existing Board of Director Memberships

10

Exhibit 10.5

TRANSITION AND CONSULTING AGREEMENT

This Transition and Consulting Agreement (“Agreement”) is made effective as of the last date of signature below (the “Effective Date”) by and between Brian Daum (“Executive”) and BlackSky Holdings, Inc. (the “Company”) (collectively referred to as the “Parties” or individually referred to as a “Party”).

WHEREAS, Executive is currently serving as Chief Financial Officer, Chief Operating Officer and Secretary of the Company;

WHEREAS, Executive and the Company have agreed that Executive will separate from employment with the Company on the Separation Date (as defined below) and provide certain consulting services for a defined period thereafter;

WHEREAS, the Company and Executive desire to provide for an orderly transition of Executive’s duties and responsibilities; and

WHEREAS, in furtherance of the foregoing, Executive and the Company have negotiated and reached an agreement with respect to all rights, duties and obligations arising between them, including, but in no way limited to, any rights, duties and obligations that have arisen or might arise out of or are in any way related to Executive’s continued employment with the Company and the conclusion of that employment (other than as specifically provided in this Agreement).

NOW, THEREFORE, in consideration of the mutual promises made herein and intending to be bound thereby, the Company and Executive hereby agree as follows:

1. Resignation and Transition.

a. Transition Period. Effective as of the Transition Date, Executive will be deemed to have resigned from his positions as Chief Financial Officer, Chief Operating Officer and Secretary of the Company, from his role as a member of the Board of Directors of LeoStella LLC, and from any other advisory, director, and officer positions with the Company and any of its parent or subsidiaries. Executive agrees to execute any documents as necessary or desirable to effect any such resignations. In consideration of Executive’s execution of this Agreement and Executive’s fulfillment of all of its terms and conditions, and subject to any further condition in this Agreement, Executive will continue employment with the Company on a transitional basis in the role of “Senior Advisor” during the Transition Period. As used herein, (i) “Transition Date” means two business days following the filing of the Company’s “Super 8-K” with the U.S. Securities and Exchange Commission (the “SEC”) following completion of the business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger dated as of February 17, 2021 by and among Osprey Technology Acquisition Corp (“Osprey”), Osprey Technology Merger Sub, Inc., and the Company, as may be amended from time to time (the “Closing”), (ii) “Separation Date” means November 30, 2021 unless mutually extended by the Parties or earlier terminated by a Party in accordance with this Agreement, and (iii) “Transition Period” means the period from the Transition Date through the Separation Date.

b. Duties; Other Opportunities. During the Transition Period, Executive shall (x) transition his duties and responsibilities from prior to the Transition Period to such individuals as the Chief Executive Officer of the Company (“CEO”) may designate, including to the successor Chief Financial Officer of the Company (“CFO”) and (y) provide such assistance and perform such duties and responsibilities as may be reasonably assigned by the CEO or his designee from time to time (the “Transition Duties”). During the Transition Period, Executive will continue to abide in all material respects by all of Executive’s contractual and legal obligations to the Company and will continue to abide in all material respects by the Company’s policies and procedures. The Parties acknowledge and agree that the Transition Duties are not expected to occupy all of Executive’s professional time, and therefore Executive shall be permitted to pursue outside opportunities so long as they do not conflict with (i) the Transition Duties, (ii) any of the terms of this Agreement, that certain At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement between Executive and the Company, a copy of which is attached to this Agreement as Exhibit A (the “Confidentiality Agreement”), or any other agreement between the Parties, or (iii) any of Executive’s fiduciary duties to the Company.

c. Compensation. During the Transition Period, the Company will continue to pay Executive a monthly base salary of $22,916.66, to be paid periodically in accordance with the Company’s normal payroll practices and subject to applicable withholdings. Executive will also be reimbursed for reasonable out-of-pocket expenses incurred in furtherance of the Transition Duties, which are reasonably incurred in connection with Executive’s duties post Effective Date and in a manner consistent with Company policies. All other expenses must be pre-approved by the CEO or his designee. In all cases expenses must be submitted promptly for reimbursement in accordance with the Company’s expense reimbursement policy. During the Transition Period, Executive no longer will be eligible to participate in, or eligible to receive any bonuses under, the Company’s bonus plan or plans as may be in effect from time to time, it being understood that Executive shall instead be eligible to receive the Target Bonus Severance referenced below.

d. Benefits. During the Transition Period, Executive will remain eligible to participate in all benefits of employment, including without limitation the Company’s health and welfare plans that are made available to all employees of the Company and the accrual of any vacation and paid time off (but excluding any bonuses as described above), subject to the terms of the plan, program or other arrangement (including eligibility requirements) as may be in effect from time to time. The Company reserves the right to modify, amend, suspend or terminate the compensation and benefit plans, programs, and arrangements offered to employees at any time. Executive’s health insurance benefits shall cease on the last day of the month in which the Separation Date occurs, subject to Executive’s right to continue Executive’s health insurance under COBRA, as further detailed below. Following the Separation Date, Executive’s final regular paycheck from the Company will include a cash-out of Executive’s accrued, unused paid time off.

e. Severance Benefits. Except as provided in Section 1.e.iii. below, in consideration of and contingent on (i) Executive’s execution of this Agreement and the Separation Date Release Agreement in the form attached hereto as Exhibit B (the “Separation Date Release”), (ii) both such agreements going into effect and (iii) Executive’s fulfillment of all of the terms and conditions of this Agreement and the Separation Date Release, the Company agrees to the following:

i. Salary Continuation. The Company agrees to pay Executive a total of One Hundred Thirty Seven Thousand Five Hundred Dollars ($137,500), less applicable withholdings, which amount will be paid in accordance with the Company’s standard payroll practices in substantially equal installments on each of the Company’s regular payroll dates for the six (6) month period following Executive’s Separation Date, subject to Section 19 below.

ii. Target Bonus Severance. The Company agrees to pay Executive a lump sum cash payment in an amount equal to One Hundred Thirty Seven Thousand Five Hundred Dollars ($137,500) but with such amount further prorated by multiplying such amount by a fraction, the numerator of which is the number of days in the year of termination of Executive’s employment with the Company that Executive remains employed with the Company and the denominator of which is 365 (such dollar amount, prior to proration, intended to reflect Executive’s target bonus opportunity equal to fifty percent (50%) of Executive’s annual base salary of $275,000) (the “Target Bonus Severance”). Such payment will occur on the First Payment Date (as defined in, and subject to, Section 19) and will be subject to applicable withholdings.

iii. Merger Bonus. Subject to Executive’s execution of and compliance with the terms of this Agreement, the Company agrees to pay Executive a lump sum cash payment of Five Hundred Thousand Dollars ($500,000) (the “Merger Bonus”), less applicable withholdings and contingent upon the Closing. The Merger Bonus shall be paid through the regular payroll process no later than thirty (30) days following the date of such Closing, subject to Executive’s continued employment with the Company through the date of such Closing.

iv. COBRA Reimbursement. The Company shall reimburse Executive for the full amount of the payments Executive makes for COBRA coverage for the first six (6) full calendar months immediately following the Separation Date (the “COBRA Reimbursement Period”), or if earlier, until (x) Executive has secured health insurance coverage through another employer or (y) the expiration of Executive’s eligibility for continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), provided Executive timely elects and pays for COBRA continuation coverage, within the time period prescribed pursuant to COBRA. COBRA reimbursements shall be made by the Company to Executive consistent with the Company’s normal expense reimbursement policy, provided that Executive submits documentation to the Company substantiating Executive’s payments for COBRA coverage. Notwithstanding the preceding, if the Company determines in its sole discretion that it cannot provide COBRA reimbursement benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act) (the “Determination”), then in lieu of such COBRA reimbursement benefits, the Company will provide Executive taxable monthly cash payments, each in an amount equal to the monthly COBRA premium that the Executive would be required to pay to continue the Executive’s group health coverage in effect on the date of termination of employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether the Executive elects COBRA continuation coverage and will commence in the month following the Determination and continue through the end of the COBRA Reimbursement Period. For the avoidance of doubt, such taxable cash payments may be used for any purpose, including, but not limited to, continuation coverage under COBRA, and will be subject to any applicable withholdings.

f. General. Executive acknowledges that, without this Agreement, Executive is otherwise not entitled to certain portions of the consideration set forth in this Agreement. Executive further acknowledges and agrees that Executive’s separation from employment with the Company as of the Separation Date is the result of a mutually agreed upon voluntary resignation and, as a result, Executive has not experienced a termination without “Cause” or a resignation for “Good Reason” as those terms are defined in that certain Executive Employment Agreement between Executive and the Company’s predecessor, Spaceflight Industries, Inc., dated February 18, 2019 (the “Employment Agreement”).. Effective as of the Transition Date, this Transition Agreement fully replaces and supersedes the Employment Agreement. Executive acknowledges that his employment remains “at will” during the Transition Period and may be terminated by either Party with or without notice (subject to Executive’s eligibility to receive the severance and other benefits under this Agreement in accordance with the terms herein); provided that the Company shall provide 30 days prior written notice of the Company’s desire to terminate the Executive’s employment.

2. Separation Date Release. In exchange for the separation benefits as set forth in Section 1.e above, Executive agrees to execute, within the time period specified therein, the Separation Date Release, which will bridge the gap and cover the time period from the Effective Date through the Separation Effective Date (as defined in the Separation Date Release); provided, however, the Parties agree to modify the Separation Date Release to the extent necessary to comply with any new laws that may become applicable. The Parties agree that changes to the Separation Date Release, whether material or immaterial, do not restart the running of any consideration period specified in the Separation Date Release.

3. Consulting Agreement. To further support the transition, the Company will retain Executive as a consultant under the terms specified below if Executive executes this Agreement, complies with its terms and reconfirms Executive’s release of claims by executing the Separation Date Release.

a. Consulting Period. The consulting relationship commences on the Separation Date (without any disruption in Executive’s status as a “Service Provider” as further referenced in Section 4) and continues until the date that is 180 days following the Closing (the “Scheduled End Date”), unless terminated earlier pursuant to Section 2(f) below or extended by mutual written agreement (the “Consulting Period”).

b. Consulting Services. Executive agrees to provide consulting services to the Company in any area of Executive’s expertise, including but not limited to generally supporting finance and accounting activities, supporting the transition of responsibilities to the successor CFO, and being available for questions and issues that arise related to the fiscal years 2021 and 2022 financial plans, the closing of fiscal quarters and tax matters (the “Consulting Services”). During the Consulting Period, Executive will report directly to the CEO or as otherwise specified by the CEO. Executive agrees to make himself available to perform such consulting services throughout the Consulting Period. Executive will not be required to report to the Company’s offices during the Consulting Period, except as specifically requested by Company.

c. Independent Contractor Relationship. Executive’s relationship with the Company during the Consulting Period will be that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship after the Separation Date.

d. Consulting Fees. During the Consulting Period, and provided that Executive remains in compliance with this Agreement, Executive will receive as consulting fees (“Consulting Fees”) Two Thousand Dollars ($2,000) per month for up five (5) hours of Consulting Services per month, plus $400 per hour for each additional hour worked that month (such hourly amount the “Hourly Consulting Fee”), up to a maximum of twenty (20) additional hours per month unless Executive and Company mutually agree otherwise. Executive will also be reimbursed for reasonable out-of-pocket expenses incurred in furtherance of the Consulting Services. Such expenses must be approved in advance by the CEO or his designee and must be submitted promptly for reimbursement in accordance with the Company’s expense reimbursement policy. Because Executive will be providing the Consulting Services as an independent contractor, the Company will not withhold any amount for taxes, social security or other payroll deductions from the Consulting Fees. The Company will report the Consulting Fees on an IRS Form 1099. As further detailed in Section 16 relating to tax consequences, Executive acknowledges that Executive will be entirely responsible for payment of any taxes that may be due on the Consulting Fees. Executive will submit an invoice on a monthly basis that meets the Company’s customary requirements. Subject to receipt of timely invoices from Executive, the Consulting Fees will be paid monthly in arrears on the fifteenth (15th) day of each calendar month (or the next succeeding business day), but in no event later than March 15 of the year immediately following the year in which the applicable services have been provided.

e. Limitations on Authority. Executive will have no responsibilities or authority as a consultant to the Company other than as provided above. Executive will have no authority to bind the Company to any contractual obligations, whether written, oral or implied, except with the written authorization of the CEO. Executive agrees not to represent or purport to represent the Company in any manner whatsoever to any third party unless authorized by the Company, in writing, to do so.

f. Termination of Consulting Period. Without waiving any other rights or remedies, the Company may terminate immediately the Consulting Period and its corresponding obligation to pay Executive the Consulting Fees upon Executive’s material breach of this Agreement; provided, however, that prior to such termination, Executive shall be provided notice of such breach and shall have a reasonable period of time to cure such breach depending on the nature of the circumstances. Further, Executive may terminate the Consulting Period at any time, for any reason, upon written notice to the Company, which termination shall extinguish the Company’s obligation to pay Executive any further Consulting Fees. Upon termination of the Consulting Period by either Party, the Company will pay only those Consulting Fees earned and expenses incurred through and including the effective date of such termination.

4. Equity Awards. During the Transition Period and the Consulting Period, Executive will remain eligible to continue vesting in each of the equity awards previously granted to Executive by the Company that is outstanding as of the Effective Date (the “Equity Awards”) in accordance with the terms of the applicable Company equity plan under which the Equity Award was granted and applicable award agreement thereunder (collectively, the “Award Documents”). The Parties agree that Executive will be considered to have vested only as to those portions of the Equity Awards as otherwise will have vested through the end of the Consulting Period in accordance with the applicable Award Documents and after giving effect to any applicable vesting acceleration provisions set forth in the applicable Award Documents, which provide in part that, if Executive’s status as a Service Provider is terminated by the Company without Cause and other than due to Executive’s death or Disability or Executive resigns for Good Reason (as such capitalized terms are defined in the applicable Award Documents), and such termination occurs within the specified period set forth in the applicable Award Documents, such Equity Awards will accelerate vesting in full. These provisions will continue to apply to the Equity Awards in accordance with the terms of the applicable Award Documents, including that, for clarity, the cessation of Executive’s Service Provider status on the Scheduled End Date will constitute a termination without Cause for each Equity Award under the applicable Award Documents. In addition, in the event that the Company terminates Executive’s status as a Service Provider due to Executive’s death or Disability (as defined in the applicable Award Documents), then such Equity Awards will accelerate vesting in full. In the event that Executive’s service to the Company is not terminated prior to the Scheduled End Date, the Company will either provide for “Sell to Cover” to satisfy “Withholding Obligations” under the Equity Awards or, if the Company determines that Sell to Cover is not available, satisfy such withholding obligation through “Net Share Withholding” as defined in the Equity Awards. Executive acknowledges that certain of the Equity Awards are subject to lock-up restrictions as a result of the pending business combination with Osprey, which restrictions remain in effect and are not modified or superseded by this Agreement. To the extent that any shares subject to any Equity Awards remain in escrow with the Company on the date of termination of the Consulting Services, the Company shall use commercially reasonable efforts to promptly release such shares from escrow upon vesting. The Company shall provide that Executive may participate in any stock sale programs being offered generally to employees, or to executives, of the Company, to the extent that Executive is eligible to participate in such programs.

5. Other Compensation or Benefits. Executive acknowledges that, except as expressly provided in this Agreement, Executive will not be entitled to receive any additional compensation, severance or benefits after the Separation Date.

6. Release of Claims. Executive agrees that the consideration set forth in Sections 1, 3 and 4 represents settlement in full of all outstanding obligations owed to Executive by the Company and its current and former officers, directors, employees, agents, investors, attorneys, shareholders, administrators, affiliates, insurers, trustees, divisions, and subsidiaries, and predecessor and successor corporations and assigns (collectively, the “Releasees”) as of the Effective Date, except as set forth in this Section 6. Executive, on Executive’s own behalf and on behalf of Executive’s respective heirs, family members, executors, agents, and assigns, hereby and forever releases the Releasees from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that Executive may possess against any of the Releasees arising from any omissions, acts, facts, or damages that have occurred up until and including the Effective Date, including, without limitation:

a. any and all claims relating to or arising from Executive’s employment relationship with the Company, the decision to terminate that relationship, and the termination of that relationship;

b. any and all claims relating to, or arising from, Executive’s right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

c. any and all claims under the law of any jurisdiction, including, but not limited to, wrongful discharge of employment; constructive discharge from employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; and disability benefits;

d. any and all claims for violation of any federal, state, or municipal statute, including, but not limited to, the following, each as may be amended, and except as prohibited by law: Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Americans with Disabilities Act of 1990; the Equal Pay Act; the Fair Labor Standards Act; the Fair Credit Reporting Act; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the Uniformed Services Employment and Reemployment Rights Act; the Immigration Reform and Control Act; the National Labor Relations Act; the Virginians with Disabilities Act; the Virginia Human Rights Act; the Virginia Equal Pay Act; the Virginia Minimum Wage Act; the Virginia Wage Payment and Collection Act; the Fairfax Human Rights Ordinance; the Human Rights Code of the City of Alexandria; the Arlington Human Rights Ordinance; the Virginia Workers’ Compensation Law; the Virginia Genetic Testing Law; the Virginia Occupation Safety and Health Act; the Virginia Fraud Against Taxpayers Act; the Virginia Right-to-Work Law; the Virginia Prevention of Employment Law; and the Virginia law regarding payment of medical examination;

e. any and all claims for violation of the federal or any state constitution;

f. any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

g. any claim for any loss, cost, damage, or expense arising out of any dispute over the nonwithholding or other tax treatment of any of the proceeds received by Executive as a result of this Agreement; and

h. any and all claims for attorneys’ fees and costs.

Executive agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement. This release does not release claims that cannot be released as a matter of law, including any Protected Activity (as defined in Section 18 below). This release does not extend to (w) the rights of Executive under this Agreement and any Equity Awards, (x) any right Executive may have to unemployment compensation benefits or workers’ compensation benefits, (y) any right to receive unpaid salary, wages or other compensation owed to Executive as of the Effective Date or any unreimbursed expenses incurred in accordance with Company policy or (z) any rights or claims under or with respect to employee retirement or fringe benefit plans of the Company or with respect to any welfare plans of the Company relating to health, dental, vision or other insurance coverage or accrued vacation and other paid time off, in accordance with the terms of the applicable benefit plan. In addition, this release does not extend to any rights of indemnification Executive may have pursuant to (i) the March 17, 2019 Indemnification Agreement between the Parties (the “Indemnification Agreement”), (ii) the Company’s certificate of incorporation and bylaws, or (iii) any applicable D&O insurance policy with the Company, subject to the respective terms, conditions, and limitations of such indemnification agreement, certificate of incorporation and bylaws, or D&O insurance policy, in each case, as may be applicable. The Parties agree that the Indemnification Agreement will remain in effect throughout the term of this Agreement and, for purposes of Section 18 of the Indemnification Agreement, Executive shall remain an officer for purposes of indemnification from the Company.

7. Unknown Claims. Executive acknowledges that Executive has been advised to consult with legal counsel and that Executive is familiar with the principle that a general release does not extend to claims that the releaser does not know or suspect to exist in Executive’s favor at the time of executing the release, which, if known by Executive, must have materially affected Executive’s settlement with the Releasees. Executive, being aware of said principle, agrees to expressly waive any rights Executive may have to that effect, as well as under any other statute or common law principles of similar effect.

8. No Pending or Future Lawsuits. Executive represents that Executive has no lawsuits, claims or actions pending in Executive’s name, or on behalf of any other person or entity, against the Company or any of the other Releasees. Executive also represents that Executive does not intend to bring any claims on Executive’s own behalf or on behalf of any other person or entity against the Company or any of the other Releasees.

9. Company Property. Executive reaffirms and agrees during the Transition Period, the Consulting Period (as if Executive had remained an employee during the Consulting Period), and thereafter to observe and abide by the terms of the Confidentiality Agreement, specifically including the provisions therein regarding nondisclosure of the Company’s trade secrets and confidential and proprietary information, all restrictive covenants, and the obligation to return Company materials set forth in Section 5 thereof. Executive specifically acknowledges and agrees that any violation of the restrictive covenants in the Confidentiality Agreement shall constitute a material breach of this Agreement. Notwithstanding the foregoing, Executive will be permitted to retain as his personal property his current Company-provided computer monitor and laptop computer (the “Transferred Laptop”), provided that on or before the Separation Date, Executive will provide the Transferred Laptop to the Company for the review and/or removal of any Company property (including, but not limited to, Company Confidential Information and Associated Third Party Confidential Information, as those terms are defined in the Confidentiality Agreement) from the Transferred Laptop as the Company deems necessary or appropriate, including without limitation any Company licensed software the Company deems necessary to remove to comply with its licensing obligations. Executive agrees to work with the Company in good faith to identify any such Company property in the Transferred Laptop upon the Company’s request.

10. No Cooperation. Subject to Section 18 below governing Protected Activity, Executive agrees that Executive will not knowingly encourage, counsel, or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against any of the Releasees, unless under a subpoena or other court order to do so or as related directly to the ADEA waiver in the Separation Date Release. Executive agrees both to immediately notify the Company upon receipt of any such subpoena or court order, and to furnish, within three (3) business days of its receipt, a copy of such subpoena or other court order. If approached by anyone for counsel or assistance in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints against any of the Releasees, Executive shall state no more than that Executive cannot provide counsel or assistance.

11. Nondisparagement. At all times prior to and after the Separation Date, Executive will not knowingly disparage, place in a false light or criticize, orally or in writing, the business, products, policies, decisions, affiliates, directors, officers or employees of the Company to any person. At all times prior to and after the Separation Date, Company agrees that the members of its management team will not knowingly disparage, place in false light or criticize Executive to any person or entity either orally or in writing. Notwithstanding the foregoing, any person or entity may respond accurately and fully to any question, inquiry or request for information when required by legal process and nothing in this Section shall limit Executive’s right to enforce his rights under this Agreement.

12. Cooperation with the Company. Executive agrees to cooperate fully with the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of Executive’s employment by the Company. Such cooperation includes, without limitation, making Executive available to the Company upon reasonable notice, without subpoena, to provide truthful and accurate information in witness interviews and deposition and trial testimony. The Company will reimburse Executive for reasonable out-of-pocket expenses incurred in connection with any such cooperation (provided such expenses have been approved in advance, which approval will not be unreasonably withheld or delayed, and excluding forgone wages, salary, or other compensation) and will make reasonable efforts to accommodate Executive’s scheduling needs. Following the Consulting Period, Company will pay Executive the Hourly Consulting Fee for his cooperation under this Section, unless Company is advised by counsel that paying the Hourly Consulting Fee is prohibited by applicable law, rule, or regulation or otherwise materially harms the Company.

13. Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, compensation paid to Executive pursuant to Section 1.e of this Agreement, which is subject to recovery under any law, government regulation or stock exchange listing requirements, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company or any of its affiliates pursuant to any such law, government regulation or stock exchange listing requirement), as well as any violations of the Confidentiality Agreement, if applicable, provided, however, that the Company shall not recover One Hundred Dollars ($100.00) of the consideration already paid pursuant to Section 1.e of this Agreement, and such amount shall serve as full and complete consideration for the promises and obligations assumed by Executive under this Agreement and the Confidentiality Agreement.

14. No Admission of Liability. Executive understands and acknowledges that this Agreement constitutes a compromise and settlement of any and all actual or potential disputed claims by Executive. No action taken by the Company hereto, either previously or in connection with this Agreement, shall be deemed or construed to be (a) an admission of the truth or falsity of any actual or potential claims or (b) an acknowledgment or admission by the Company of any fault or liability whatsoever to Executive or to any third party.

15. Costs. The Parties shall each bear their own costs, attorneys’ fees, and other fees incurred in connection with the preparation of this Agreement and the Separation Date Release.

16. Tax Consequences. The Company makes no representations or warranties with respect to the tax consequences of the payments and any other consideration provided to Executive or made on Executive’s behalf under the terms of this Agreement or the Separation Date Release. Executive agrees and understands that Executive is responsible for payment, if any, of local, state, and/or federal taxes on the payments and any other consideration provided hereunder by the Company and any penalties or assessments thereon.

17. Authority. The Company represents and warrants that the undersigned has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Agreement. Executive represents and warrants that Executive has the capacity to act on Executive’s own behalf and on behalf of all who might claim through Executive to bind them to the terms and conditions of this Agreement. Each Party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

18. Protected Activity Not Prohibited. Executive understands that nothing in this Agreement or in the Separation Date Release shall in any way limit or prohibit Executive from engaging in any Protected Activity. For purposes of this Agreement and the Separation Date Release, “Protected Activity” shall mean filing a charge, complaint, or report with, or otherwise communicating, cooperating, or participating in any investigation or proceeding that may be conducted by, any federal, state or local government agency or commission, including the Securities and Exchange Commission, the Equal Employment Opportunity

Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board (“Government Agencies”). Executive understands that in connection with such Protected Activity, Executive is permitted to disclose documents or other information as permitted by law, and without giving notice to, or receiving authorization from, the Company. Notwithstanding the foregoing, Executive agrees to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information to any parties other than the Government Agencies. Executive further understands that “Protected Activity” does not include the disclosure of any Company attorney-client privileged communications or attorney work product. Any language in the Confidentiality Agreement regarding Executive’s right to engage in Protected Activity that conflicts with, or is contrary to, this Section is superseded by this Agreement. In addition, pursuant to the Defend Trade Secrets Act of 2016, Executive is notified that an individual will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made in confidence to a federal, state, or local government official (directly or indirectly) or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if (and only if) such filing is made under seal. In addition, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the individual’s attorney and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Finally, nothing in this Agreement or in the Separation Date Release constitutes a waiver of any rights Executive may have under the Sarbanes-Oxley Act or Section 7 of the National Labor Relations Act.

19. Section 409A.

a. Provided that the Separation Effective Date occurs no later than 30 days following the Separation Date (the “Separation Date Release Deadline Date”) and subject to the requirements of this Section 19, any amounts under Section 1.b. (other than the Merger Bonus, which is payable in accordance with Section 1.e.iii) payable to Executive will be paid, or in the case of installments, commence, on the first payroll date that occurs on or after the Separation Effective Date (the “First Payment Date”) with any installment payments that otherwise would have been made to Executive prior to the Separation Effective Date to be paid to Executive on the First Payment Date.

b. Notwithstanding anything to the contrary in this Agreement or the Separation Date Release, no severance benefits that constitute Deferred Payments (as defined below), if any, will be paid or provided until Executive has a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations and any formal guidance promulgated thereunder (“Section 409A”). Similarly, no severance benefits payable to Executive under this Agreement, if any, which otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9), will be payable until Executive has a separation from service. To the extent that the Separation Date Release Deadline Date would occur in the year immediately following the year in which Executive’s employment with the Company terminates or any severance payments or benefits under this Agreement would be considered Deferred Payments, any such severance payments and benefits to the extent necessary to comply with Section 409A will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following Executive’s separation from service, or, if later, such time as required by subsection c. below. Except as required by subsection c. below, any Deferred Payments payable in installments that would have been made to Executive during the sixty (60) day period immediately following Executive’s separation from service but for the preceding sentence will be paid to Executive on the sixtieth (60th) day following Executive’s separation from service and the remaining payments shall be made as provided in this Agreement. For purposes of this Agreement, “Deferred Payments” means any severance benefits to be paid or provided to Executive pursuant to this Agreement and any other severance or separation payments and benefits to be paid or provided to Executive, that in each case, when considered together, are considered deferred compensation under Section 409A.

c. Notwithstanding any contrary provision of this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s separation from service (other than due to death), then the Deferred Payments, if any, that are payable within the first six (6) months following such separation from service, will become payable on the date that is six (6) months and one (1) day following the date of such separation from service. Any subsequent Deferred Payment, if any, will be payable in accordance with the payment schedule applicable to such payment. Notwithstanding anything herein to the contrary, in the event of Executive’s death following Executive’s separation from service, but before the date six (6) months following such separation from service, then any payments delayed in accordance with this Section 19 will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and any other Deferred Payment will be payable in accordance with the payment schedule applicable to such payment.

d. It is intended that this Agreement and the Separation Date Release comply with, or be exempt from, Section 409A so that none of the payments and benefits provided under this Agreement will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to so comply and/or be exempt from Section 409A. Each payment, installment, and benefit to be paid or provided under this Agreement is intended to constitute a series of separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. For purposes of this Agreement, to the extent required to be exempt from or comply with Section 409A, any references to termination of Executive’s employment or similar phrases will be references to Executive’s separation from service. In no event will Executive have any discretion to determine the taxable year of any payments or benefits that are provided under this Agreement. The Company and Executive will work together in good faith to consider either (i) amendments to this Agreement; or (ii) revisions to this Agreement with respect to the payment of any awards, which are necessary or appropriate to avoid imposition of any additional tax or income recognition prior to the actual payment to Executive under Section 409A. In no event will the Releasees have any responsibility, liability or obligation to reimburse, indemnify, or hold harmless Executive for any taxes imposed, or other costs incurred, as a result of Section 409A.

20. Golden Parachute Payment.

a. Code Section 280G and 4999. In the event that (i) the Business Combination constitutes a change in the ownership or effective control of the Company within the meaning of Section 280G(b)(2)(A)(i) of the Code, (ii) Executive is a “disqualified individual” (within the meaning of Treas. Reg. §1.280G-1, Q&A-15) with respect to the Company in connection therewith and (iii) Executive is reasonably expected to receive, or has received, “parachute payments” (within the meaning of Section 280G(b)(2) of the Code) with respect to the Business Combination, then the Company, shall timely submit that portion of such parachute payments that the Firm (as defined in subsection c.) determines, in accordance with subsection c. below, exceeds three times Executive’s “base amount,” as defined in Treas. Reg. §1.280G-1, Q&A-134, plus one dollar ($1.00), to the stockholders of the Company in a manner intended to comply with the requirements of Section 280G(b)(5)(B) of the Code for approval of such parachute payments, and the Company shall recommend to the stockholders of the Company that they approve the payment of such parachute payments.

b. Best Results. If any payment or benefit that Executive would receive from the Company or any other party whether in connection with the provisions in this Agreement or otherwise (the “Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), including as result of the failure by the stockholders to approve the parachute payments in accordance with Section 20.a in connection with the Business Combination, then the Payments will be either (x) delivered in full or (y) delivered as to such lesser extent that would result in no portion of the Payments being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in Executive’s receipt, on an after-tax basis, of the greatest amount of Payments, notwithstanding that all or some of the Payments may be subject to the Excise Tax. If a reduction in Payments is made in accordance with the immediately preceding sentence, the reduction will occur, with respect to the Payments considered parachute payments within the meaning of Code Section 280G, in the following order: (i) reduction of cash payments in reverse chronological order (that is, the cash payment owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first cash payment to be reduced); (ii) cancellation of equity awards that were granted “contingent on a change in ownership or control” within the meaning of Section 280G of the Code in the reverse order of date of grant of the equity awards (that is, the most recently granted equity awards will be cancelled first); (iii) reduction of the accelerated vesting of equity awards in the reverse order of date of grant of the equity awards (that is, the vesting of the most recently granted equity awards will be cancelled first); and (iv) reduction of employee benefits in reverse chronological order (that is, the benefit owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first benefit to be reduced). If two or more equity awards are granted on the same date, each award will be reduced on a prorated basis. In no event will Executive have any discretion with respect to the ordering of Payment reductions. Executive will be solely responsible for the payment of all personal tax liability that is incurred as a result of the payments and benefits received by Executive under this Agreement, and neither the Company nor any other Releasees will have any responsibility, liability or obligation to reimburse, indemnify or hold harmless Executive for any payments of personal tax liability.

c. Determination of Excise Tax Liability. Any determinations required under this Section 20 will be made in writing by a nationally recognized accounting or valuation firm (the “Firm”) selected by the Company, whose determinations will be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 20, the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive will furnish to the Firm such information and documents as the Firm reasonably may request in order to make determinations under this Section 20. The Company will bear the costs and make the payments required to be made to the Firm for the Firm’s services that are rendered in connection with any calculations contemplated by this Section 20. Neither the Company nor any other Releasee will have any liability to Executive for the determinations of the Firm.

21. Severability. In the event that any provision or any portion of any provision of this Agreement, the Separation Date Release, or any surviving agreement made a part hereof becomes or is declared by a court of competent jurisdiction or arbitrator to be illegal, unenforceable, or void, this Agreement and the Separation Date Release shall continue in full force and effect without said provision or portion of provision.

22. Attorneys’ Fees. Except with regard to a legal action challenging or seeking a determination in good faith of the validity of the ADEA waiver in the Separation Date Release, in the event that either Party brings an action to enforce or effect its rights under this Agreement or the Separation Date Release, the prevailing Party shall be entitled to recover its costs and expenses, including the costs of mediation, arbitration, litigation, court fees, and reasonable attorneys’ fees incurred in connection with such an action.

23. Entire Agreement. This Agreement, together with the Separation Date Release, represents the entire agreement and understanding between the Company and Executive concerning the subject matter of this Agreement and the Separation Date Release and Executive’s employment with and separation from the Company and the events leading thereto and associated therewith, and supersedes and replaces any and all prior agreements and understandings concerning the subject matter of this Agreement and the Separation Date Release and Executive’s relationship with the Company (including, for example, the Employment Agreement), but with the exception of the Employee Agreement (which shall remain in place until the Transition Date), the Confidentiality Agreement, the Indemnification Agreement (as modified herein), and the Award Documents. For clarity, any reference in the Award Documents to terms defined in the Employment Agreement shall remain references thereto and, solely for purposes of such applicable Equity Awards, the definitions of such terms set forth in the Employment Agreement shall not be superseded by this Agreement.

24. No Oral Modification. This Agreement and the Separation Date Release may only be amended in a writing signed by Executive and the person signing on behalf of the Company below (or such other representative of the Company specifically authorized to agree to modifications of this Agreement).

25. Governing Law. This Agreement and the Separation Date Release shall be governed by the laws of the Commonwealth of Virginia, without regard for choice-of-law provisions. Executive consents to personal and exclusive jurisdiction and venue in the Commonwealth of Virginia and waives any right to a jury trial.

26. General. This Agreement and the Separation Date Release may be executed in counterparts and may be signed, transmitted and maintained in electronic form. Headings are inserted for convenience of reference only. Unless the context requires otherwise, “including” shall mean “including without limitation”.

[The remainder of this page is intentionally left blank; signature page follows]

27. Voluntary Execution of Agreement. Executive understands and agrees that Executive executed this Agreement voluntarily, without any duress or undue influence on the part or behalf of the Company or any third party, with the full intent of releasing all of Executive’s claims against the Company and any of the other Releasees. Executive acknowledges that:

(a)	Executive has read this Agreement;

(b)	Executive has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of Executive’s own choice or has elected not to retain legal counsel;

(c)	Executive understands the terms and consequences of this Agreement and of the releases it contains;

(d)	Executive is fully aware of the legal and binding effect of this Agreement; and

(e)	Executive has not relied upon any representations or statements made by the Company that are not specifically set forth in this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

BRIAN DAUM, an individual

Dated: 8/18/21	/s/ Brian Daum
Brian Daum

BLACKSKY HOLDINGS, INC.

Dated: 8/18/21	By:	/s/ Brian O’Toole
Brian O’Toole
Chief Executive Officer

Exhibit A

AT WILL EMPLOYMENT, CONFIDENTIAL INFORMATION,

INVENTION ASSIGNMENT AND ARBITRATION AGREEMENT

[See attached]

Exhibit B

SEPARATION DATE RELEASE AGREEMENT

This Separation Date Release Agreement (“Separation Date Release”) is made effective as of the last date of signature below (the “Release Effective Date”) by and between Brian Daum (“Executive”) and BlackSky Holdings, Inc. (the “Company”) (collectively referred to as the “Parties” or individually referred to as a “Party”).

1. Consideration; Acknowledgment of Receipt of All Compensation. In exchange for the consideration referenced in Sections 1.e and 3 of the Transition and Consulting Agreement to which this Separation Date Release was attached as an exhibit (the “Transition Agreement”), Executive hereby extends Executive’s release and waiver of claims in Section 6 of the Transition Agreement to any claims that may have arisen between the Effective Date (as defined in the Transition Agreement) and the Release Effective Date, as well as any and all claims under the Age Discrimination in Employment Act of 1967 and the Older Workers Benefit Protection Act arising from any omissions, acts, facts, or damages that have occurred up until and including the date Executive signs this Separation Date Release. Executive acknowledges and represents that, except as specifically set forth in the Transition Agreement, the Company and its agents have paid or provided all salary, wages, bonuses, accrued vacation/paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to Executive.

2. Acknowledgment of Waiver of Claims under ADEA. Executive understands and acknowledges that Executive is waiving and releasing any rights Executive may have under the Age Discrimination in Employment Act of 1967 (“ADEA”), and that this waiver and release is knowing and voluntary. Executive understands and agrees that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the date Executive signs this Separation Date Release. Executive understands and acknowledges that the consideration given for this waiver and release is in addition to anything of value to which Executive was already entitled. Executive further understands and acknowledges that Executive has been advised by this writing that: (a) Executive should consult with an attorney prior to executing this Separation Date Release; (b) Executive has twenty-one (21) days within which to consider this Separation Date Release; (c) Executive has seven (7) days following Executive’s execution of this Separation Date Release to revoke this Separation Date Release; (d) this Separation Date Release shall not be effective until after the revocation period has expired; and (e) nothing in this Separation Date Release or the Transition Agreement prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties, or costs for doing so, unless specifically authorized by federal law. In the event Executive signs this Separation Date Release and returns it to the Company in less than the 21-day period identified above, Executive hereby acknowledges that Executive has freely and voluntarily chosen to waive the time period allotted for considering this Separation Date Release. Executive acknowledges and understands that any revocation of this Separation Date Release must be accomplished by a written notification to the person executing this Separation Date Release on the Company’s behalf that is received prior to the Separation Effective Date. The Parties agree that changes, whether material or immaterial, do not restart the running of the 21-day period.

3. Incorporation of Terms of Transition Agreement. The Parties further acknowledge that the terms of the Transition Agreement shall apply to this Separation Date Release and are incorporated herein to the extent that they are not inconsistent with the express terms of this Separation Date Release.

4. Return of Property. Executive confirms that he has met his obligations set forth in Section 9 of the Transition Agreement with respect to Executive’s return of Company property.

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5. Separation Date Release Effective Date. Executive understands that this Separation Date Release shall be null and void (i) if executed by Executive before the Separation Date (as defined in the Transition Agreement), (ii) if executed by Executive before the Transition Agreement becomes effective, or (iii) if not executed by Executive within twenty-one (21) days following the Separation Date (as defined in the Transition Agreement). This Separation Date Release will become effective on the eighth (8th) day after Executive signed this Separation Date Release, so long as it has been signed by the Parties and has not been revoked by either Party before that date (the “Separation Effective Date”). The Company will provide Executive with the consideration provided by Sections 1.e and 3 of the Transition Agreement in accordance with the terms of that agreement.

6. No Admission of Liability. Executive understands and acknowledges that this Separation Date Release constitutes a compromise and settlement of any and all actual or potential disputed claims by Executive. No action taken by the Company, either previously or in connection with this Separation Date Release, shall be deemed or construed to be (a) an admission of the truth or falsity of any actual or potential claims or (b) an acknowledgment or admission by the Company of any fault or liability whatsoever to Executive or to any third party.

7. Authority. The Company each represent and warrant that the undersigned has the authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Separation Date Release. Executive represents and warrants that Executive has the capacity to act on Executive’s own behalf and on behalf of all who might claim through Executive to bind them to the terms and conditions of this Separation Date Release. Each Party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

8. Voluntary Execution of Agreement. Executive understands and agrees that Executive executed this Separation Date Release voluntarily, without any duress or undue influence on the part or behalf of the Company or any third party, with the full intent of releasing all of Executive’s claims against any of the Releasees. Executive acknowledges that:

(a)	Executive has read this Separation Date Release;

(b)

Executive (i) has until twenty-one (21) days from Separation Date (as defined in the Transition Agreement) to sign this Separation Date Release, and (ii) Executive cannot sign this Separation Date Release before the Separation Date (as defined in the Transition Agreement);

(c)	Executive has been represented in the preparation, negotiation, and execution of this Separation Date Release by legal counsel of Executive’s own choice or has elected not to retain legal counsel;

(d)	Executive understands the terms and consequences of this Separation Date Release and of the releases it contains;

(e)	Executive has not relied upon any representations or statements made by the Company that are not specifically set forth in this Separation Date Release or in the Transition Agreement; and

(f)	Executive is fully aware of the legal and binding effect of this Separation Date Release.

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IN WITNESS WHEREOF, the Parties have executed this Separation Date Release as of the Release Effective Date.

BRIAN DAUM, an individual

Dated: ________________
Brian Daum

BLACKSKY HOLDINGS, INC.

Dated: _______________	By:
Brian O’Toole
Chief Executive Officer

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Exhibit 10.6

BLACKSKY TECHNOLOGY INC.

EXECUTIVE CHANGE IN CONTROL AND SEVERANCE PLAN

(Adopted August 16, 2021 (the “Effective Date”))

1. Introduction. This BlackSky Technology Inc. Executive Change in Control and Severance Plan (as may be amended from time to time, this “Plan”) has been adopted by BlackSky Holdings, Inc. (the “Company”), effective as of the Effective Date, in order to provide specified severance pay and benefits to Eligible Employees who (a) incur qualifying terminations of employment, and (b) abide by the terms and conditions for participation in, and receipt of such pay and benefits as set forth in, the Plan.

2. Important Terms. The following capitalized words and phrases will have the meanings set forth in this Section 2:

2.1. “Administrator” means the Company, acting through the Board (as defined below), the Compensation Committee of the Board or another duly constituted committee of members of the Board, or any person to whom the Administrator or the Board has delegated any authority or responsibility with respect to the Plan pursuant to Section 12, but only to the extent of such delegation.

2.2. “Base Salary” means, with respect to a Participant, the Participant’s annual base salary in effect immediately before the date on which the Participant’s Involuntary Termination occurs; provided, however, that if the Involuntary Termination is a Good Reason Termination based on the clause (c) of the Good Reason Termination definition, relating to a certain reduction by the Company Group in the Participant’s annual base salary, then Participant’s Base Salary will be not less than the Participant’s annual base salary in effect immediately prior to such reduction; provided, further, that in the event the Participant’s Involuntary Termination occurs during the Change in Control Period, then the Participant’s Base Salary will be not less than the Participant’s annual base salary in effect immediately before the Change in Control Period. The determination of the amount of a Participant’s Base Salary will be made by the Administrator, in accordance with the records of the Employer.

2.3. “Board” means the Board of Directors of the Company.

2.4. “Cause” means, with respect to a Participant, (a) the Participant’s intentional and material failure to perform the Participant’s lawful duties as assigned by the Company Group (other than any such failure resulting from death or Disability); (b) the Participant’s intentional and material breach of any fiduciary duty to the Company; (c) the Participant’s engagement in dishonesty, misrepresentation, illegal conduct, gross negligence or gross misconduct related to the Participant’s employment duties to the Company that causes or could reasonably be anticipated to cause material harm to the Company; (d) the Participant’s embezzlement, misappropriation or fraud, whether or not related to the Participant’s employment with the Company; (e) the Participant’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony; or the Participant’s conviction of or plea of guilty of nolo contendere to a crime that constitutes a misdemeanor involving moral turpitude, if such misdemeanor is work-related, or otherwise impairs the Participant’s ability to perform services for the Company Group or results in reputational or financial harm to the Company Group or any of its affiliates; (f) the Participant’s willful unauthorized disclosure of Company Group confidential information or associated third party confidential information (as defined or otherwise specified in the Participant’s PIIA); or (g) the Participant’s material breach of any material obligation under this Plan, the Participant’s PIIA or any other agreement between the Participant and the Company Group. In the case of clauses (a), (b), (c), (f) and (g) above, for “Cause” to exist, (i) the Administrator shall provide written notice of the acts or omissions constituting the grounds of “Cause” to the Participant, to the extent then known to the Administrator; and (ii) the Participant must have failed to cure such conduct within thirty (30) calendar days after such notice has been tendered; provided that, no such cure period shall be extended if, in the good faith judgment of the Administrator, the act or omission constituting the grounds of “Cause” is not capable of effective cure. The determination of whether grounds for Cause exists, including the determination of the cure of any event and/or action, omission or event constituting grounds for Cause, will be made in all cases by the Administrator in accordance with authorities and deference afforded to the Administrator under Section 12 of the Plan.

2.5. “Change in Control” means the first occurrence of any of the following events on or after the Effective Date:

(a) A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) If the Company has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c) A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation or other entity that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company’s incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

Further, and notwithstanding any provision of the Plan to the contrary, the consummation of the transactions contemplated under or in connection with that certain Agreement and Plan of Merger dated as of February 17, 2021, by and among Osprey Technology Acquisition Corp., Osprey Technology Merger Sub, Inc., and BlackSky Holdings, Inc., as may be amended from time to time (the “Transaction Agreement”), will not constitute a Change in Control under this Plan.

2.6. “Change in Control Period” means the period beginning on the date three (3) months prior to the consummation of a Change in Control and ending on (and inclusive of) the eighteen (18) month anniversary of the date of consummation of such Change in Control.

2.7. “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation under the Code will include such section or regulation, and any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation amending, supplementing or superseding such section or regulation.

2.8. “Company” means BlackSky Holdings, Inc., a Delaware corporation, and any successor as described in Section 23.

2.9. “Company Equity Plan” means each of the Company’s Spaceflight, Inc. Amended and Restated 2011 Equity Incentive Plan, the Company’s 2014 Equity Incentive Plan, and the Company’s 2021 Equity Incentive Plan.

2.10. “Company Group” means the Company and any corporate parent or corporate subsidiary of the Company.

2.11. “Deferred Payments” means any severance benefits to be paid or provided to a Participant pursuant to this Plan and any other severance or separation payments and benefits to be paid or provided to such Participant, that in each case, when considered together, are considered deferred compensation under Section 409A.

2.12. “Disability” means total and permanent disability as defined in Code Section 22(e)(3). The Administrator will determine whether a Participant has incurred a Disability based on such evidence as the Administrator deems necessary or advisable. The Administrator’s determination as to a Participant’s Disability will be final and binding.

2.13. “Eligible Employee” means an employee who is a member of a “select group of management or highly compensated employees” (within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA) of the Company Group, who has been designated by the Administrator as being eligible to participate in the Plan and who has been provided a Participation Agreement by the Administrator.

2.14. “Employer” means, with respect to an Eligible Employee, the member of the Company Group that directly employs such employee.

2.15. “Equity Awards” mean, with respect to a Participant, the Participant’s outstanding Company stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based equity awards, and other Company equity compensation awards, if any.

2.16. “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended. Any reference to a specific section of ERISA will include such section and any valid regulation or other applicable guidance that has been promulgated under such section and is in effect and any comparable provision of any future legislation amending, supplementing or superseding such section then in effect.

2.17. “Good Reason Termination” means, with respect to a Participant, the Participant’s termination of the Participant’s employment with the Company Group in accordance with the next sentence after the occurrence of one or more of the following events without the Participant’s written consent: (a) material reduction of the Participant’s material duties, authorities, or responsibilities as in effect immediately prior to such reduction, including a reduction to divisional duties, authorities or responsibilities; provided, however, that continued employment by the Company Group, or transfer of employment to another entity with substantially the same duties, authorities, or responsibilities with respect to the Company’s business and operations will not constitute “Good Reason” (including, for example, but not by way of limitation, a material reduction due to the Company becoming a part of a larger entity, unless the Participant receives substantially the same, or a greater, level of duties, authorities or responsibilities with respect to the total combined entity and not only with respect to the Company as a division, subsidiary or business unit of the total combined entity); (b) a material change in the geographic location of the Participant’s primary work facility or location; provided, that a relocation of less than thirty (30) miles from the Participant’s then present work location will not be considered a material change in geographic location; or (c) a reduction in the Participant’s base salary by more than ten percent (10%);

provided, however, that a reduction in excess of ten percent (10%) shall not constitute “Good Reason” if it is made in connection with an across-the-board reduction by the Company of all base salaries for similarly situated employees by a percentage at least equal to the percentage by which the Participant’s base salary is reduced. In order for the Participant’s termination of the Participant’s employment to be for Good Reason, the Participant must not terminate employment with the Company Group without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and a cure period of thirty (30) days following the date of written notice (the “Cure Period”), such grounds must not have been cured during such time, and the Participant must terminate the Participant’s employment with the Company Group within thirty (30) days following the Cure Period. To the extent the Participant’s principal work location is not the Company Group’s corporate offices or facilities due to a shelter-in-place order, quarantine order, or similar work-from-home requirement that applies to the Participant, the Participant’s principal work location, from which a change in location under the foregoing clause (b) will be measured, will be considered the Company Group’s office or facility location where the Participant’s employment with the Company Group primarily was based immediately prior to the commencement of such shelter-in-place order, quarantine order, or similar work-from-home requirement. The determination of whether a Good Reason Termination exists, including the determination of the cure of any event and/or breach constituting a Good Reason Termination, will be made in all cases by the Administrator in accordance with authorities and deference afforded to the Administrator under Section 12 of the Plan.

2.18. “Involuntary Termination” means, with respect to a Participant, (a) a termination of the Participant’s employment with the Company Group by the Company Group for a reason other than (x) Cause, (y) the Participant’s death, or (z) the Participant’s Disability, or (b) the Participant terminates employment with the Company Group due to a Good Reason Termination. For the avoidance of doubt, an Involuntary Termination will not be considered to occur upon transfer of a Participant’s employment between members of the Company Group.

2.19. “Participant” means an Eligible Employee who has timely and properly executed and timely delivered the Eligible Employee’s Participation Agreement to the Administrator, as set forth therein.

2.20. “Participation Agreement” means the individual agreement provided by the Administrator to an employee of an Employer designating such employee as an Eligible Employee under the Plan and providing for any additional terms and conditions relating to such employee’s participation in the Plan. A form of Participation Agreement is attached hereto as Appendix A.

2.21. “PIIA” means, with respect to a Participant, the Participant’s Proprietary Information and Inventions Assignment Agreement (or similarly titled agreement) entered into with the Company or other applicable member of the Company Group, as amended or superseded from time to time by mutual consent of the Participant and the Company.

2.22. “Section 409A” means Section 409A of the Code.

2.23. “Target Bonus” means, with respect to a Participant, the Participant’s annualized target bonus amount under the applicable Company Group bonus plan, as in effect for the performance period in which the Participant’s Involuntary Termination occurs; provided, however, that in the event such Involuntary Termination occurs during the Change in Control Period, then the Participant’s Target Bonus will be not less than such target bonus amount for the Participant as in effect for the performance period in which the Change in Control occurs. The determination of the amount of a Participant’s Target Bonus will be made by the Administrator, in accordance with the records of the Employer.

2.24. “Tier 1 Executive” means a Participant who has been designated as a Tier 1 Executive as specified in the Participant’s Participation Agreement.

2.25. “Tier 2 Executive” means a Participant who has been designated as a Tier 2 Executive as specified in the Participant’s Participation Agreement.

2.26. “Tier 3 Executive” means a Participant, who has been designated as a Tier 3 Executive as specified in the Participant’s Participation Agreement.

2.27. “Time-based Equity Award” means, with respect to a Participant, any Equity Award granted to the Participant that, as of the applicable date, is scheduled to vest based solely on the Participant’s continued service with the Company Group through the scheduled date(s) of vesting. For the avoidance of doubt, an outstanding Equity Award (or portion thereof) granted to the Participant for which, as of the applicable date, any performance-based vesting requirements have been fully achieved or otherwise no longer apply, and which remains subject solely to vesting requirements based only on the Participant’s continued service with the Company Group through the scheduled date(s) of vesting, is considered a Time-based Equity Award as of the applicable date.

3. Eligibility for Severance Benefits. A Participant is eligible for severance benefits under the Plan, as described in Section 4, only if such Participant is an Eligible Employee on the date such Participant incurs an Involuntary Termination and otherwise satisfies the requirements of the Plan.

4. Involuntary Termination.

4.1. Involuntary Termination Other Than During the Change in Control Period. If a Participant incurs an Involuntary Termination other than during the Change in Control Period, then the Participant will receive the following severance benefits under the Plan, subject to the terms of the Plan:

4.1.1. Salary Severance Benefit. A single, lump sum payment in cash in an amount equal to:

(a) If the Participant is a Tier 1 Executive, one hundred fifty percent (150%) of the Participant’s Base Salary;

(b) If the Participant is a Tier 2 Executive, one hundred percent (100%) of the Participant’s Base Salary; or

(c) If the Participant is a Tier 3 Executive, fifty percent (50%) of the Participant’s Base Salary.

4.1.2. Prorated Bonus Severance Benefit. A single, lump sum payment in cash in an amount equal to the sum of (a) the Participant’s prorated Target Bonus, determined by multiplying the Participant’s Target Bonus by a fraction, (x) the numerator of which is the number of days that the Participant was employed during the Company’s fiscal year in which the Participant’s Involuntary Termination occurs, and (y) the denominator of which is 365 days, and (b) any annual bonus under the applicable Company Group annual bonus plan in which the Participant participated for the calendar year immediately prior to the calendar year in which the Participant’s Involuntary Termination has occurred, to the extent otherwise earned and payable (but not yet paid) to the Participant in accordance with the terms of such plan, but for a requirement to continue employment with the Company Group through the bonus payment date.

4.1.3. COBRA Severance Benefit. If the Participant and any spouse and/or other dependents of the Participant (“Family Members”) have coverage under the group health plan(s) sponsored by the Company Group on the date of the Participant’s Involuntary Termination (such coverage, “Qualifying Health Coverage”), Company-paid premiums for continued group medical, vision and dental plan coverage for the Participant and the Participant’s eligible dependents under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or comparable applicable state law (“COBRA”) (such reimbursements or direct payments, the “COBRA Benefits”) until the earliest of (x) the date on which the Participant (and the Participant’s Family Members, as applicable) become covered under similar plans, (y) the expiration of the Participant’s (and the Participant’s Family Members’, as applicable) eligibility for continuation coverage under COBRA, or (z) the expiration of:

(a) If the Participant is a Tier 1 Executive, eighteen (18) months following the date of the Involuntary Termination;

(b) If the Participant is a Tier 2 Executive, twelve (12) months following the date of the Involuntary Termination; or

(c) If the Participant is a Tier 3 Executive, six (6) months following the date of the Involuntary Termination.

4.1.4. Miscellaneous Benefit(s). The Participant will be entitled to such additional benefits, if any, to the extent and on the terms and conditions provided in the Participant’s Participation Agreement.

4.2. Involuntary Termination During Change in Control Period. If the Participant incurs an Involuntary Termination during the Change in Control Period, the Participant will receive the following severance benefits under the Plan, subject to the terms of the Plan:

4.2.1. Salary Severance Benefit. A single, lump sum payment in cash in an amount equal to:

(a) If the Participant is a Tier 1 Executive, two hundred percent (200%) of the Participant’s Base Salary;

(b) If the Participant is a Tier 2 Executive, one hundred fifty percent (150%) of the Participant’s Base Salary; or

(c) If the Participant is a Tier 3 Executive, one hundred percent (100%) of the Participant’s Base Salary.

4.2.2. Prorated Bonus Severance Benefit. A single, lump sum payment in cash in an amount equal to the sum of (a) the Participant’s prorated Target Bonus, determined by multiplying the Participant’s Target Bonus by a fraction, (x) the numerator of which is the number of days that the Participant was employed during the Company’s fiscal year in which the Participant’s Involuntary Termination occurs, and (y) the denominator of which is 365 days, and (b) any annual bonus under the applicable Company Group annual bonus plan in which the Participant participated for the calendar year immediately prior to the calendar year in which the Participant’s Involuntary Termination has occurred, to the extent otherwise earned and payable (but not yet paid) to the Participant in accordance with the terms of such plan, but for a requirement to continue employment with the Company Group through the bonus payment date.

4.2.3. COBRA Severance Benefit. If the Participant and any Family Members have Qualifying Health Coverage, COBRA Benefits until the earliest of (x) the date on which the Participant (and the Participant’s Family Members, as applicable) becomes covered under similar plans, (y) the expiration of the Participant’s (and the Participant’s Family Members’, as applicable) eligibility for continuation coverage under COBRA, or (z) the expiration of:

(a) If the Participant is a Tier 1 Executive, twenty-four (24) months following the date of the Involuntary Termination;

(b) If the Participant is a Tier 2 Executive, eighteen (18) months following the date of the Involuntary Termination; or

(c) If the Participant is a Tier 3 Executive, twelve (12) months following the date of the Involuntary Termination.

4.2.4. Equity Award Vesting Acceleration. Vesting acceleration of one hundred percent (100%) of the Participant’s Time-based Equity Awards. For the avoidance of doubt, in the event of the Participant’s Involuntary Termination that occurs prior to a Change in Control, any then outstanding and unvested portion of the Participant’s Equity Awards will remain outstanding (and unvested) until the earlier of (x) three (3) months following the Involuntary Termination, or (y) a Change in Control that occurs within three (3) months following the Involuntary Termination, solely so that any benefits due on an Involuntary Termination can be provided if the Involuntary Termination occurs during the Change in Control Period (provided that in no event will the Participant’s stock option Equity Awards or similar Equity Awards remain outstanding beyond the Equity Award’s maximum term to expiration). If no Change in Control occurs within three (3) months following an Involuntary Termination, any unvested portion of the Participant’s Equity Awards automatically and permanently will be forfeited on the date three (3) months following the date of the Involuntary Termination without having vested.

4.2.5. Miscellaneous Benefit(s). The Participant will be entitled to such additional benefits, if any, to the extent and on the terms and conditions provided in the Participant’s Participation Agreement.

5. Conditions to Receipt of Severance Benefits.

5.1. Severance Benefits Release Requirement. Notwithstanding any contrary Plan provision, as a condition to receiving any severance benefits under the Plan, a Participant will be required to sign and not revoke a separation agreement and release of claims in a form reasonably satisfactory to the Company (the “Release”); provided that such Release shall not include any affirmative obligations by the Participant relating to non-competition, non-solicitation, or similar restrictive covenants that are more restrictive than as set forth in the Participant’s PIIA. In all cases, the Release must become effective and irrevocable no later than the sixtieth (60th) day following the Participant’s Involuntary Termination (the “Release Deadline Date”). If the Release does not become effective and irrevocable by the Release Deadline Date, the Participant will forfeit any right to receive any and all severance benefits under the Plan. In no event will any severance benefits under the Plan be paid or provided until the Release becomes effective and irrevocable.

5.2. COBRA Severance Benefit Limitations. Notwithstanding the COBRA Benefits specified in Sections 4.1.3 and 4.2.3, if the Company determines in its sole discretion that it cannot provide the COBRA Benefits without potentially violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of such COBRA Benefits, subject to any delay required by Section 9 below, the Company will provide to the Participant a taxable monthly payment payable on the last day of a given month (except as provided by the last sentence in this Section 5.2), in an amount equal to the monthly COBRA premium that would be required to continue coverage under the Company Group’s group health, dental and vision care plans for the Participant (and the Participant’s Family Members, as applicable), as of the date of the Involuntary Termination, in each case, which amount will be based on the premium rates applicable for the first month of COBRA Benefits for the Participant (and the Participant’s Family Members, as applicable) (each, a “COBRA Replacement Payment”), and which COBRA Replacement Payments will be made regardless of whether the Participant elects COBRA continuation coverage and will end on the earlier of (a) the date upon which the Participant obtains other employment, or (b) the date the Company has paid an amount totaling the number of COBRA Replacement Payments equal to the number of months in the applicable COBRA Benefits period set forth in clause (z) of Section 4.1.3 or Section 4.2.3, as applicable. For the avoidance of doubt, the COBRA Replacement Payments may be used for any purpose, including, but not limited to, continuation coverage under COBRA, and will be subject to any applicable withholdings. Notwithstanding anything to the contrary under the Plan, if the Company determines in its sole discretion at any time that it cannot provide the COBRA Replacement Payments without violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Participant will not receive the COBRA Replacement Payments or any further COBRA Benefits.

5.3. Other Requirements. A Participant’s receipt of severance benefits under the Plan will be subject to the Participant continuing to comply with the provisions of the Participant’s Release and the terms of the PIIA, and any other written agreement or agreements between the Participant and the Company Group under which the Participant has a material duty or obligation to the Company Group, other than any violations that are inadvertent and, both independently and in the aggregate, are immaterial. If the Participant at any time fails to comply with the immediately preceding sentence, then any severance benefits under the Plan will terminate immediately for a Participant and Participant will be obligated to repay all severance benefits paid or provided to the Participant under the Plan.

6. Payment Timing.

6.1. Severance Benefits. Provided that a Participant’s Release becomes effective and irrevocable by the Release Deadline Date and subject to Section 9 and the terms of the Participant’s Participation Agreement, any severance benefits under the Plan will be paid, or in the case of installments, will commence, on the sixtieth (60th) day following the Participant’s Involuntary Termination (the

“Payment Date”), and any severance benefits under the Plan otherwise payable to the Participant during the period immediately following the Participant’s Involuntary Termination through the Payment Date will be paid in a lump sum to the Participant on the Payment Date, with any remaining payments to be made as provided in the Plan or the Participant’s Participation Agreement, as applicable; provided, however, that any severance benefits under the Plan consisting of the acceleration of stock options or restricted stock awards will be effective immediately upon the effectiveness and irrevocability of the Release. Notwithstanding the foregoing, any Equity Awards that are restricted stock units, performance awards, and/or similar full value awards (other than restricted stock) (the “Full Value Awards”) that accelerate vesting under Section 4 of the Plan will be settled, subject to any delay required by Section 9 below (or the terms of the Full Value Award agreement or other plan, policy, or arrangement of the Company Group governing the settlement timing of the Full Value Award to the extent such terms specifically require any different payment timing in order to comply with or be exempt from the requirements of Section 409A, as applicable), on the Payment Date.

7. Non-Duplication of Benefits. For purposes of clarity, in the event of an Involuntary Termination that occurs during the period within three (3) months prior to a Change in Control, any severance benefits to be provided to a Participant under Section 4.2 will be reduced by any amounts that already were provided to Executive under Section 4.1. The benefits, if any, provided under this Plan will be the exclusive benefits for a Participant related to his or her termination of employment with the Company Group and/or a change in control of the Company and, except to the limited extent provided otherwise in the Participant’s Participation Agreement or applicable Company Equity Plan, will supersede and replace any severance and/or change in control benefits and/or acceleration of vesting provisions set forth in any offer letter, employment or severance agreement, equity award agreement and/or other agreement between the Participant and the Company or the Employer, as applicable, in effect as of the date the Participant enters into a Participation Agreement. Notwithstanding any provision of the Plan to the contrary, if a Participant becomes entitled to any cash severance, continued health coverage benefits, vesting acceleration of any Equity Awards, or other severance or separation benefits similar to those provided under the Plan, by operation of applicable law or under a plan, policy, contract, or arrangement sponsored by the Company or to which the Company is a party other than the Plan (“Other Benefits”), then the corresponding severance payments and benefits under the Plan will be reduced by the amount of Other Benefits paid or provided to the Participant.

8. Limitation on Payments.

8.1. Reduction of Severance Benefits. If any payment or benefit that a Participant would receive from the Company, an Employer or any other party whether in connection with the provisions in this Plan or otherwise (the “Payments”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code and (b) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Payments will be either (x) delivered in full or (y) delivered as to such lesser extent that would result in no portion of the Payments being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the Participant’s receipt, on an after-tax basis, of the greatest amount of Payments, notwithstanding that all or some of the Payments may be subject to the Excise Tax. If a reduction in Payments is made in accordance with the immediately preceding sentence, the reduction will occur, with respect to the Payments considered parachute payments within the meaning of Code Section 280G, in the following order: (i) reduction of cash payments in reverse chronological order (that is, the cash payment owed on the latest date following the occurrence of the event triggering the Excise

Tax will be the first cash payment to be reduced); (ii) cancellation of equity awards that were granted “contingent on a change in ownership or control” within the meaning of Section 280G of the Code in the reverse order of date of grant of the equity awards (that is, the most recently granted equity awards will be cancelled first); (iii) reduction of the accelerated vesting of equity awards in the reverse order of date of grant of the equity awards (that is, the vesting of the most recently granted equity awards will be cancelled first); and (iv) reduction of employee benefits in reverse chronological order (that is, the benefit owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first benefit to be reduced). In no event will a Participant have any discretion with respect to the ordering of Payment reductions. The Participant will be solely responsible for the payment of all personal tax liability that is incurred as a result of the payments and benefits received by such Participant under this Plan, and neither the Company Group nor any other affiliate of the Company Group will have any responsibility, liability or obligation to reimburse, indemnify or hold harmless any Participant for any payments of personal tax liability.

8.2. Determination of Excise Tax Liability. Any determinations required under this Section 8 will be made in writing by a nationally recognized accounting or valuation firm (the “Firm”) selected by the Company, whose determinations will be conclusive and binding upon Participant and the Company for all purposes. For purposes of making the calculations required by this Section 8, the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company Group and Participant will furnish to the Firm such information and documents as the Firm reasonably may request in order to make determinations under this Section 8. The Company Group will bear the costs and make all payments required to be made to the Firm for the Firm’s services that are rendered in connection with any calculations contemplated by this Section 8. Neither the Company Group nor any other affiliate of the Company Group will have any liability to the Participant for the determinations of the Firm.

9. Section 409A.

9.1. General. Notwithstanding anything to the contrary in this Plan or any Participation Agreement, no Deferred Payments, if any, will be paid or provided until the Participant has a “separation from service” within the meaning of Section 409A (a “Separation from Service”). Similarly, no severance benefits payable to a Participant under the Plan, if any, which otherwise would be exempt from Section 409A pursuant to Treasury Regulations Section 1.409A-1(b)(9), will be payable until the Participant has a Separation from Service.

9.2. Exemption; Compliance. It is intended that none of the severance benefits under the Plan will constitute Deferred Payments, but rather that all payments and benefits under this Plan will be exempt from Section 409A as payments that would fall within the “short-term deferral period” or result from an involuntary separation from service (as defined in Section 409A), as described in Section 9.4. It also is intended that, to the extent any such severance benefits under the Plan otherwise are not excluded from coverage under Section 409A pursuant to the exceptions in the immediately preceding sentence, they are excluded from coverage under Section 409A pursuant to the “limited payment” exception under Treasury Regulations Section 1.409A-1(b)(9)(v)(D), but only to the extent permitted by such regulation. In no event will a Participant have discretion to determine the taxable year of payment of any Deferred Payment.

9.3. Required Delay. Notwithstanding any contrary Plan provision, if a Participant is a “specified employee” within the meaning of Section 409A at the time of his or her Separation from Service (other than due to death), then the Deferred Payments, if any, that are payable within the first six (6) months following such Separation from Service, will become payable on the date that is six (6) months and one (1) day following the date of such Separation from Service. Any subsequent Deferred Payment, if any, will be payable in accordance with the payment schedule applicable to such payment. Notwithstanding anything herein to the contrary, in the event of the Participant’s death following his or her Separation from Service, but before the date six (6) months following such Separation from Service, then any payments delayed in accordance with this Section 9.3 will be payable in a lump sum as soon as administratively practicable after the date of the Participant’s death and any other Deferred Payment will be payable in accordance with the payment schedule applicable to such payment. Each payment, installment and benefit payable under this Plan is intended to constitute a separate payment under Treasury Regulations Section 1.409A-2(b)(2).

9.4. Certain Exemptions. Any amount paid under this Plan that (x) satisfies the requirements of the “short-term deferral” rule set forth in Treasury Regulations Section 1.409A-1(b)(4) or (y) qualifies as a payment made as a result of an involuntary separation from service pursuant to Treasury Regulations Section 1.409A-1(b)(9)(iii) that does not exceed the limit set forth in Treasury Regulations Section 1.409A-1(b)(9)(iii)(A) will not constitute a Deferred Payment for purposes of this Section 9.

9.5. Interpretation; Other Requirements. The provisions of the Plan are intended to comply with or be exempt from the requirements of Section 409A so that none of the severance benefits to be provided under the Plan will be subject to the additional tax imposed under Section 409A, and any ambiguities and ambiguous terms herein will be interpreted to so comply or be exempt. For purposes of the Plan, to the extent required to be exempt from or comply with Section 409A, any references to a Participant’s Involuntary Termination or similar phrases relating to the termination of a Participant’s employment will be references to such Participant’s Separation from Service. Notwithstanding any contrary Plan provision, including but not limited to Section 15, the Company, by action of the Administrator, reserves the right to amend the Plan as it deems necessary or advisable, in its sole discretion and without the consent of any Participant or other person or entity, to comply with Section 409A or to avoid income recognition under Section 409A or to otherwise avoid the imposition of additional tax under Section 409A prior to the actual payment or provision of any severance benefits under the Plan. In no event will a Participant have any discretion to choose the Participant’s taxable year in which any payments or benefits are provided under this Plan. In no event will the Company Group or any affiliate of the Company Group have any responsibility, liability or obligation to reimburse, indemnify or hold harmless Participant for any taxes, penalties or interest that may be imposed, or other costs that may be incurred, as a result of Section 409A.

10. Withholdings. The Employer (and/or any other member or affiliate of the Company Group, as applicable) will have the right and authority to deduct from any payments or benefits payable under this Plan all applicable federal, state, local and/or non-U.S. taxes or other required withholdings and payroll deductions (“Withholdings”). Prior to the payment of any amounts or provision of any benefits under this Plan, the Employer (and/or any other member or affiliate of the Company Group, as applicable) is permitted to deduct or withhold, or require the Participant to remit to the Company Group, an amount sufficient to satisfy any applicable Withholdings with respect to such payments and benefits. Neither the Company Group nor any affiliate of the Company Group will have any responsibility, liability or obligation to pay the Participant’s taxes arising from or relating to any payments or benefits under this Plan.

11. Participant Indebtedness. If a Participant is indebted to the Company Group on the date of the Participant’s Involuntary Termination, the Company reserves the right to offset the payment of any severance benefits under the Plan by the amount of such indebtedness. Such offset shall be made only to the extent permitted under applicable laws and to the extent the Administrator determines that such offset will not result in any taxes under Section 409A. The Participant’s execution of the Participant’s Participation Agreement constitutes knowing written consent to the foregoing.

12. Administration. The Company is the administrator of the Plan (within the meaning of section 3(16)(A) of ERISA). The Plan will be administered, interpreted and operated by the Administrator (in its sole discretion). The Administrator will have the exclusive right and full discretion to (a) interpret the Plan, (b) designate the management or highly compensated employees of the Company Group who are eligible to participate in the Plan and to provide Participation Agreements to any such Eligible Employees as the Administrator deems appropriate, (c) decide, in good faith, any and all matters arising under the Plan or any Participation Agreement (including the right to remedy possible ambiguities, inconsistencies, or omissions), (d) make, amend and rescind such rules as it deems necessary or appropriate for the proper administration of the Plan, subject to the terms of the Plan, and (e) make all other determinations and resolve all questions of fact necessary or advisable for the administration of the Plan, including eligibility for any benefit or payment under the Plan. Any decision made or other action taken by the Administrator (or its authorized delegates) with respect to the Plan, and any interpretation by the Administrator (or its authorized delegates) of any term or condition of the Plan (including, but not limited to, with respect to whether an Involuntary Termination or a Change in Control has occurred), or any related document, will be final, conclusive and binding on all persons and be given the maximum possible deference allowed by law. In accordance with Section 2.1, the Administrator (a) in its sole discretion and on such terms and conditions as it may provide, may delegate in writing to one or more officers of the Company all or any portion of its authority or responsibility with respect to the Plan, and (b) has the authority to act for the Company as to any matter pertaining to the Plan. The Administrator is the appropriate named fiduciary of the Plan solely for purposes of the Plan’s claims and appeal procedures set forth in Section 16.

13. Eligibility to Participate. To the extent that the Administrator has delegated administrative authority or responsibility to one or more officers of the Company in accordance with Sections 2.1 and 13, each such officer will not be excluded from participating in the Plan if otherwise eligible, but he or she is not entitled to act upon or make determinations regarding any matters pertaining specifically to his or her own benefit or eligibility under the Plan. The Administrator will act upon and make determinations regarding any matters pertaining specifically to the benefit or eligibility of each such officer under the Plan.

14. Term. The Plan will become effective upon the Effective Date and will terminate automatically upon the completion of all benefits (if any) under the terms of the Plan.

15. Amendment or Termination. The Company, by action of the Board or the Administrator, reserves the right to amend or terminate the Plan at any time, without advance notice (except as otherwise provided below) to any Participant or other person or entity, and without regard to the effect of the amendment or termination on any Participant or such other person or entity. Any amendment or termination of the Plan must be in writing. In addition, notwithstanding the preceding, upon, in connection with or after a Change in Control, the Company, without a Participant’s written consent, may neither amend nor terminate the Plan in any way nor take any other action under the Plan, which (a) prevents that Participant from becoming eligible for severance benefits under the Plan, or (b) reduces or alters to the detriment of the Participant the severance benefits under the Plan, if any, payable, or potentially payable, to him or her (including, without limitation, imposing additional conditions).

16. Claims and Review Procedures.

16.1. General. Any Participant who believes he or she is entitled to but has not received a benefit or payment under the Plan or disagrees with the determination of the amount of any Plan benefit or payment or any other decision regarding his or her interest under the Plan (or his or her authorized legal representative) (the “Claimant”) must submit such claim (the “Claim”) in writing to the Administrator at the following address within ninety (90) calendar days after the date the Claimant first knew or should have known of the facts on which the Claim is based, unless the Administrator consents otherwise in writing or ERISA provides otherwise: BlackSky Holdings, Inc., Plan Administrator of the BlackSky Technology Inc. Executive Change in Control and Severance Plan, 13241 Woodland Park Road, Suite 300, Herndon, VA 20171. The Claim must set forth the nature of the benefit claimed, the amount of such benefit and the basis for claiming entitlement to such benefit.

16.2. Non-Disability Benefit Claims.

16.2.1. Non-Disability Benefit Claims Procedure. If a Claimant submits a Non-Disability Benefit Claim (as defined below) to the Administrator in accordance with the requirements set forth in Section 16.1, and the Non-Disability Benefit Claim is denied (in full or in part), the Claimant will be provided a written notice of such denial within ninety (90) calendar days after the Administrator’s receipt of the Non-Disability Benefit Claim, unless special circumstances require an extension of time (up to ninety (90) more calendar days), in which case written notice of the extension will be given to the Claimant within the initial ninety (90)-day review period. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the Administrator expects to render its decision on the Non-Disability Benefit Claim. The denial notice will include: (a) the specific reason(s) for the denial; (b) references to the specific Plan provision(s) on which the denial was based; (c) a description of any additional material or information that is necessary to perfect the Claim and an explanation of why such material or information is necessary; (d) a description of the Plan’s procedures for appealing the denial and the time limits applicable to such procedures; (e) a statement regarding the Claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on appeal pursuant to the Plan’s procedures; and (f) any other information required by ERISA. A “Non-Disability Benefit Claim” means a Claim that does not involve any determination of Disability by the Administrator.

16.2.2. Appeal Procedure. A Claimant may appeal a denied Non-Disability Benefit Claim by filing a request for review of such denial in writing with the Administrator at the address noted in Section 16.1. Such request must be made no later than sixty (60) calendar days following the date the Claimant received the written notice of denial or such later deadline as may be prescribed by ERISA. The Claimant then has the right to review and obtain copies of all documents and other information relevant to the Non-Disability Benefit Claim, upon written request and at no charge, and to submit comments, documents and other information relating to such Claim in writing. If the Claimant files a timely appeal, as described above, the Administrator will provide written notice of its decision on review (whether or not adverse) within sixty (60) calendar days after it received the timely request for review, unless special circumstances require a longer period of time, in which case a decision will be rendered as soon as possible, but not later than one hundred and twenty (120) calendar days after receipt of the timely review request. The Claimant will be given written notice of any such extension before the end of the original 60-day review period, as well as the special circumstances requiring the extension of time and the date by which the Administrator expects to render its decision. If the Administrator denies the appealed Non-Disability Benefit Claim, the notice of denial will include: (a) the specific reason(s) for the denial; (b) references to the specific provision(s) of the Plan on which the denial was based; (c) a statement that the Claimant will be provided, upon request and free of charge, reasonable access to, and copies of, all documents and other information relevant to such Claim; (d) a statement regarding the Claimant’s right to bring a civil action under Section 502(a) of ERISA following the denial on review pursuant to the Plan’s procedures; and (e) any other information required by ERISA.

16.3. Disability Benefit Claims.

16.3.1. Disability Benefit Claims Procedure. If a Claimant submits a Disability Benefit Claim (as defined below) to the Administrator in accordance with the requirements set forth in Section 16.1, and the Disability Benefit Claim is denied (in full or in part), the Claimant will be provided a written notice of such denial within forty-five (45) calendar days after the Administrator’s receipt of the Disability Benefit Claim. However, this forty-five (45)-day time period may be extended for up to thirty (30) more calendar days for matters beyond the control of the Administrator, in which case the Claimant will be notified in writing of the extension of time before the end of the initial forty-five (45)-day review period. This notice of extension will indicate the circumstances requiring the extension of time and the date by which the Administrator expects to render its decision on the Disability Benefit Claim. If, before the end of the first thirty (30)-day extension period, the Administrator determines that, due to matters beyond its control, a decision cannot be rendered within that extension period, then the period for making the determination may be extended for up to thirty (30) more calendar days, in which case the Claimant will be notified in writing of the additional extension of time before the end of the initial thirty (30)-day extension period. This notice of extension will indicate the circumstances requiring the additional extension of time and the date by which the Administrator expects to render its decision on the Disability Benefit Claim. Any notice of extension also will explain the standards on which entitled to the applicable benefit is based, the unresolved issues that prevent a decision on the Disability Benefit Claim, the additional information needed to resolve those issues, and notice that the Claimant will be afforded at least forty-five (45) calendar days within which to provide the specified information.

The denial notice will include: (a) the specific reason(s) for the denial; (b) references to the specific Plan provision(s) on which the denial was based; (c) a description of any additional material or information that is necessary to perfect the Disability Benefit Claim and an explanation of why such material or information is necessary; (d) a statement that the Claimant will be provided, upon request and free of charge, reasonable access to and copies of, all documents and other information relevant to the Disability Benefit Claim; (e) a description of the Plan’s procedures for appealing the denial and the time limits applicable to such procedures; (f) a statement regarding the Claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on appeal pursuant to the Plan’s procedures, including a description of the contractual limitations period that applies to bringing such action, as well as the calendar date on which the contractual limitations period expires; (g) a copy of any internal rule, guideline, protocol or other similar criteria relied on in denying the Disability Benefit Claim or a statement that such rule, guideline, protocol or other similar criteria do not exist; (h) a discussion of the Administrator’s decision, including an explanation of the Administrator’s basis for disagreeing with, or not following, as applicable: (1) the views of the Claimant’s treating health care professionals and/or vocational experts who evaluated the Claimant, if provided by the Claimant, (2) the views of medical and/or vocational experts whose advice was obtained on behalf of the Plan in connection with the denial, without regard to whether the Administrator relied upon such advice in making the benefit determination, and (3) the federal Social Security Administration’s determination of disability, if provided by the Claimant; and (i) any other information required by ERISA. A “Disability Benefit Claim” means a Claim that involves a determination of Disability by the Administrator.

16.3.2. Appeal Procedure. A Claimant may appeal a denied Disability Benefit Claim by filing a request for review of such denial in writing with the Administrator at the address noted in Section 16.1. Such request must be made no later than one hundred eighty (180) calendar days following the date the Claimant received the written notice of denial or such later deadline as may be prescribed by ERISA. The Claimant then has the right to review and obtain copies of all documents and other information relevant to the Disability Benefit Claim, upon written request and at no charge, and to submit comments, documents and other information relating to such Claim in writing. If the Claimant files a timely appeal, as described above, the Administrator will provide written notice of its decision on review (whether or not adverse) within forty-five (45) calendar days after it received the timely request for review, unless special circumstances require a longer period of time, in which case a decision will be rendered as soon as possible, but not later than ninety (90) calendar days after receipt of the timely review request. The Claimant will be given written notice of any such extension before the end of the original 45-day review period, as well as the special circumstances requiring the extension of time and the date by which the Administrator expects to render its decision. Before any denial on review may be issued, however, the Administrator will provide the Claimant, free of charge, with any new or additional evidence considered, relied upon or generated in connection with the Disability Benefit Claim. Moreover, before any denial on review based on a new or additional rationale may be issued, the Administrator will provide the Claimant, free of charge, with such rationale. Any evidence or rationale will be provided as soon as possible and sufficiently in advance of the date when the Administrator must issue its decision on review to give the Claimant a reasonable opportunity to respond before that date. The review of the appealed Disability Benefit Claim will be conducted by the Administrator (who will not be the individual who decided the initial Disability Benefit Claim nor the subordinate of such individual). In deciding an appeal of any denied Disability Benefit Claim that is based in full or in part on a medical judgment, the Administrator will consult with a health care professional (who will neither be an individual who was consulted in connection with the initial Disability Benefit Claim nor the subordinate of such individual) who has appropriate training and experience in the field of medicine involved in the medical judgment. Any medical or vocational experts whose advice was obtained on behalf of the Administrator in connection with such denied Claim will be identified, regardless of whether the advice was relied upon in denying the Disability Benefit Claim.

If the Administrator denies the appealed Disability Benefit Claim, the denial notice will include: (a) the specific reason(s) for the denial; (b) references to the specific provision(s) of the Plan on which the denial was based; (c) a statement that the Claimant will be provided, upon request and free of charge, reasonable access to, and copies of, all documents and other information relevant to the Disability Benefit Claim; (d) a copy of any internal rule, guideline, protocol or other similar criteria relied on in denying the Disability Benefit Claim or a statement that such rule, guideline, protocol or other similar criteria do not exist; (e) a discussion of the Administrator’s decision, including an explanation of the

Administrator’s basis for disagreeing with, or not following, as applicable: (1) the views of the Claimant’s treating health care professionals and/or vocational experts who evaluated the Claimant, if provided by the Claimant, (2) the views of medical and/or vocational experts whose advice was obtained on behalf of the Plan in connection with the denial, without regard to whether the Administrator relied upon such advice in making the benefit determination, and (3) the federal Social Security Administration’s determination of disability, if provided by the Claimant; (f) a statement regarding the Claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on appeal pursuant to the Plan’s procedures, including a description of the contractual limitations period that applies to bringing such action, as well as the calendar date on which the contractual limitations period expires; and (g) any other information required by ERISA.

If the Administrator does not strictly adhere to the Plan’s claims and appeal procedures for Disability Benefit Claims, as set forth in this Section 16.3 (the “Disability Claim Procedures”), the Claimant may be deemed to have exhausted the Plan’s administrative remedies and may be able to seek judicial review of the Claimant’s Disability Benefit Claim. Such deemed exhaustion does not apply, however, if the Administrator’s failure to strictly adhere to the Disability Claim Procedures was a de minimis violation not likely to cause prejudice or harm to the Claimant and if the other applicable requirements under ERISA are met. The Claimant may request a written explanation of such a violation from the Administrator. Within ten (10) calendar days of the Claimant’s request, the Administrator will provide such explanation, including a specific description of the bases, if any, for asserting that the violation should not cause the Disability Claim Procedures to be deemed exhausted. A Disability Benefit Claim rejected by a court for immediate review based on deemed exhaustion will be considered refiled under the Plan upon the Plan’s receipt of the court’s decision. Within a reasonable time after receipt of the court’s decision, the Administrator will provide the Claimant with notice of the Disability Benefit Claim’s resubmission.

16.4. COVID-19. Notwithstanding the foregoing, the sixty (60)-day period following the announced end of the COVID-19 U.S. national emergency or such other date announced by the Internal Revenue Service and the Employee Benefits Security Administration in a future notification will be disregarded for any Claimant in determining the date by which the Claimant may file a Claim or file an appeal of an adverse benefit determination under the Plan

16.5. Exhaustion of Plan’s Claims and Appeal Procedure Required; Limitations on any Legal Actions; Venue. Exhaustion of the Plan’s applicable claims and appeal procedure set forth in this Section 16 is mandatory for resolving any Claim under the Plan before initiating any legal action relating to the Claim. Any legal action with respect to a Claim, if permitted, must be brought (a) no later than one (1) year after the Administrator’s denial of such Claim on appeal, regardless of any state or federal statutes establishing provisions relating to limitations on actions, and (b) in the U.S. District Court for the Eastern District of Virginia. In any such action, all determinations made by the Administrator (and its authorized delegates) in connection with its review of the Claim will be afforded the maximum possible deference permitted by law.

17. Attorneys’ Fees. The parties will each bear their own expenses, legal fees and other fees incurred in connection with this Plan.

18. Source of Payments. The Plan will be maintained at all times in a manner to be considered “unfunded” for purposes of ERISA. Any severance benefits under the Plan will be paid from the general funds of the Company; no separate fund will be established under the Plan, and the Plan will have no assets. No right of any person to receive any payment or benefit under the Plan will be any greater than the right of any other general unsecured creditor of the Company, the Employer or any other parent, subsidiary or affiliate of the Company.

19. No Guarantee of Tax Consequences. Participants (or their beneficiaries) solely will be responsible for any and all taxes with respect to any payments or benefits provided under the Plan. None of the Administrator, the Company, the Employer or any parent, subsidiary or other affiliate of the Company makes any guarantees regarding the tax treatment to any person of any payments or benefits provided under the Plan.

20. Inalienability. In no event may any current or former employee of any Employer sell, transfer, anticipate, assign or otherwise dispose of any right or interest under the Plan, except as provided in this Section. Any other attempted assignment, transfer, conveyance, or other disposition of a Participant’s right to compensation or other benefits will be null and void. At no time will any of a Participant’s rights or interests under the Plan be subject to the claims of creditors nor liable to attachment, execution or other legal process. If any payments or benefits are payable to a Participant who is unable to care for his or her affairs, payment may be made directly to his or her legal guardian or personal representative.

21. Death. Notwithstanding anything to the contrary in the Plan, if a Participant dies after his or her Involuntary Termination and after the Participant (or the authorized representative of the Participant’s estate) has timely executed and returned the Release to the Administrator (without having timely revoked it) but before receiving all of the payments and benefits otherwise payable to him or her, such remaining payments and benefits instead will be paid to the executor of the Participant’s estate, on behalf of the estate, at the time(s) and in the form(s) applicable to such payments and benefits, as applicable, under the Plan.

22. No Enlargement of Employment Rights. Neither the establishment or maintenance or amendment of the Plan, nor the making of any benefit payment hereunder, will be construed to confer upon any individual any right to continue to be an employee of the Company, the Employer or any parent, subsidiary or other affiliate of the Company. The Company and the applicable Employers expressly reserve the right to discharge any of their employees at any time and for any reason, with or without cause or notice, as permitted by applicable law. However, as described in the Plan, a Participant may be entitled to benefits under the Plan depending upon the circumstances of the termination of his or her employment.

23. Successors. Any successor to the Company of all or substantially all of the Company’s business and/or assets (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or other transaction, and including, without limitation, BlackSky Technology Inc. which will be the successor to the Company upon completion of the transactions contemplated under the Transaction Agreement) will assume the obligations under the Plan and agree expressly to perform the obligations under the Plan in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under the Plan, the term “Company” will include any successor to the Company’s business and/or assets which become bound by the terms of the Plan by operation of law, or otherwise (including, without limitation, upon the closing of the transactions contemplated under the Transaction Agreement, BlackSky Technology Inc.).

24. Applicable Law. The Plan is intended to be an unfunded deferred compensation plan within the meaning of U.S. Department of Labor Regulations Section 2520.104-23 and will be construed, administered and enforced as such in accordance with ERISA. The provisions of the Plan will be construed, administered and enforced in accordance with ERISA and, to the extent applicable, the internal substantive laws of the Commonwealth of Virginia (but not its conflict of laws provisions).

25. Severability. If any provision of the Plan is held invalid or unenforceable, its invalidity or unenforceability will not affect any other provision of the Plan, and the Plan will be construed and enforced as if such provision had not been included.

26. Headings. Headings in this Plan document are for purposes of reference only and will not limit or otherwise affect the meaning, construction or interpretation of the Plan’s provisions.

27. Indemnification. The Company hereby agrees to indemnify and hold harmless the officers and employees of the Company, and the members of the Board, from all losses, claims, costs or other liabilities arising from their acts or omissions in connection with the administration, amendment or termination of the Plan, to the maximum extent permitted by applicable law. This indemnity will cover all such liabilities, including judgments, settlements and costs of defense. The Company will provide this indemnity from its own funds to the extent that insurance does not cover such liabilities. This indemnity is in addition to and not in lieu of any other indemnity provided to such person by the Company.

28. Protected Activity. Notwithstanding any contrary provision of the Plan, the Release or a Participant’s PIIA, nothing in this Plan, the Release or such PIIA will prohibit or impede a Participant from engaging in any Protected Activity. For purposes of this Plan, “Protected Activity” will mean (i) communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency, or entity, including, but not limited to, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation; provided that, in each case, such communications and disclosures are consistent with applicable law. Notwithstanding the foregoing, the Participant agrees to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information (as defined in the PIIA) or any other agreement between the Participant and the Company, the Employer or any parent, subsidiary or other affiliate of the Company relating to the protection of confidential information in a manner not protected by applicable law (each, a “Confidential Information Agreement”) to any parties other than the Governmental Entities. The Participant further understands that Protected Activity does not include disclosure of any Company attorney-client privileged communications or attorney work product. Any language in a PIIA or any Confidential Information Agreement that conflicts with, or is contrary to, this paragraph is superseded by this Plan. The Participant understands and acknowledges that pursuant to the Defend Trade Secrets Act of 2016 (A) an individual will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (i) in confidence to a Federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and (B) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

*                *                 *

Appendix A

FORM OF

BLACKSKY TECHNOLOGY INC.

EXECUTIVE CHANGE IN CONTROL AND SEVERANCE PLAN

PARTICIPATION AGREEMENT

[Date], 2021

BlackSky Holdings, Inc. (the “Company”) is pleased to inform you, [Name], that you have been selected to participate in its BlackSky Technology Inc. Executive Change in Control and Severance Plan (the “Plan”). A copy of the Plan has been delivered to you with this Participation Agreement. Your participation in the Plan is subject to all of the terms and conditions of the Plan, including this Participation Agreement. Any capitalized term used in this Participation Agreement that is not otherwise defined herein will have the meaning ascribed to such term in the Plan.

In order to actually become a Participant in the Plan, as described in the Plan, you must complete and sign this Participation Agreement and return it to [Name] at [Contact] by no later than [Date].

Severance Benefits. The Plan describes in detail certain circumstances under which you, if you are a Participant in the Plan, may become eligible for severance benefits and such other benefits set forth herein. In order to receive any severance benefits for which you otherwise become eligible under the Plan, you must sign and deliver to the Administrator the Release, which must become effective and irrevocable within the requisite period set forth in the Release and is subject to the Release timing requirements specified in the Plan. For clarity, for purposes of clause (b) of the Good Reason Termination definition, your initial primary work location with the Company Group as of the date of this Participation Agreement will be considered [Insert currently assigned Company office location].

Golden Parachute Tax Reduction. Also, as explained in the Plan, your severance benefits (if any) will be reduced if necessary to avoid the severance benefits from becoming subject to “golden parachute” excise taxes under the Code.

Withholdings. Please note that the Company Group has the right to withhold from any severance benefits payable under the Plan any applicable U.S. federal, state, local and non-U.S. taxes required to be withheld and any other required payroll deductions.

[Existing Equity Awards. You previously were granted certain Equity Awards, including (without limitation) the following:

Type of Equity Award	Award ID Number	Grant Date	Company Equity Plan Name	Per Share Exercise or Purchase Price	Number of Shares Subject to Equity Award at Grant
[ --]	[ --]	[ --]	[ --]	[ --]	[ --]

The Equity Awards set forth in the table above provide for certain vesting acceleration benefits as set forth in the individual award agreement governing the terms of the applicable Equity Award (each, a “Custom Acceleration”). Such Custom Acceleration will not be superseded by the Plan and instead will continue to apply to the applicable Equity Awards.]

By your signature below, you and the Company agree that your participation in the Plan is governed by this Participation Agreement and the provisions of the Plan. Your signature below confirms that: (1) you have received a copy of the BlackSky Technology Inc. Executive Change in Control and Severance Plan; (2) you have carefully read this Participation Agreement and the Plan, including, but not limited to, the terms and conditions for participation in, and receipt of any severance benefits under, the Plan; and (3) the decisions and determinations by the Administrator under the Plan will be final and binding on you and your successors, and will be given the maximum possible deference permitted by law.

BLACKSKY HOLDINGS, INC.	[NAME OF ELIGIBLE EMPLOYEE]

Signature	Signature

Name	Date

Title

Attachment: BlackSky Technology Inc. Executive Change in Control and Severance Plan

Exhibit 99.1

BlackSky Enhances Executive Leadership Team

Company Adds C-Suite Executives with High-Growth, Public Company Expertise

HERNDON, Va. – Aug. 18, 2021 – BlackSky Holdings, Inc. (“BlackSky”), a leading technology platform providing real-time geospatial intelligence and global monitoring, today announced three additions to its executive team as it begins its next phase of growth and development.

•  Johan Broekhuysen joins BlackSky as a Senior Advisor and will assume the role of Chief Financial Officer following the completion of BlackSky’s merger with Osprey Technology Acquisition Corp. (NYSE: SFTW). Broekhuysen has significant executive experience helping lead public, high-growth technology companies including Segra, formally known as LUMOS Networks (LMOS) where he served as Chief Financial Officer (CFO) for almost seven years and led business expansion efforts during his tenure there. Most recently, Broekhuysen was the founding principal of Open Water Advisory Group, an advisory group that delivers differentiated capital solutions to the entire telecom infrastructure value chain. BlackSky’s current CFO, Brian Daum, will remain with BlackSky as a senior advisor for a transitional period.

BlackSky Chief Financial Officer Johan Broekhuysen

•  Henry Dubois assumes the role of Chief Development Officer and will lead the company’s merger and acquisition planning as well as other corporate growth initiatives. Before joining BlackSky, Dubois was an executive for two geospatial companies and he brings proven experience in growth strategies, deal sourcing and integration. At GeoEye, he was CFO and an executive advisor, where he helped grow revenues from $30 to $350 million. At DigitalGlobe, he held several executive positions including president, CFO and Chief Operating Officer. As managing director at HED Consulting, he advised companies on strategic initiatives, operating improvements and financial activities. Dubois was also CEO of an Asian telecom company, PT Centralindo Panca Sakti. He brings extensive domestic and international experience leading telecom and satellite imaging companies through periods of growth, merger and acquisition activity.

BlackSky Chief Development Officer Henry Dubois

•  Chris Lin has joined BlackSky as General Counsel. Lin brings nearly two decades of experience working with business, government and legal teams during growth and innovation cycles. During her 17-year tenure at comScore, a pioneer in media measurement and analytics, she helped grow the business from an early-stage start-up to a multi-billion-dollar public market capitalization company with teams across Europe, APAC and the Americas. Lin also served as partner at NextGen Venture Partners. Lin was most recently general counsel, chief privacy and administrative officer for Rakuten Advertising, a leading global provider for marketing and advertising services and technology, where she helped restructure legacy business lines to increase profitability and built the foundation for accelerating the growth of emerging business lines.

BlackSky General Counsel Chris Lin

“BlackSky is pleased to welcome each of these accomplished executives to our leadership team,” said Brian E. O’Toole, CEO of BlackSky. “Johan, Henry and Chris bring a rich array of knowledge and experience to BlackSky, particularly with public companies and high-growth technology organizations. I’m looking forward to their contributions and strategic guidance as BlackSky continues its expansion. I’d also like to extend my appreciation to Brian Daum for his leadership and ongoing commitment to the evolution of BlackSky.”

###

About BlackSky Holdings, Inc.

BlackSky is a leading provider of real-time geospatial intelligence. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of data elements daily from its constellation as well as a variety of space, IoT, and terrestrial-based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service,

Spectra AI, is powered by cutting-edge compute techniques, including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. On February 17, 2021, BlackSky entered into a definitive agreement for a business combination (the “Merger Agreement”) with Osprey Technology Acquisition Corp. (“Osprey”) (NYSE: SFTW) that would result in BlackSky becoming a publicly listed company. For more information, visit www.blacksky.com.

Media Contact

Janae Frisch

janae@communiquepr.com

Office: 206-282-4923 ext. 125

About Osprey

Osprey is a special purpose acquisition company, or SPAC, that was established as a collaboration between investment firms HEPCO Capital Management, led by Jonathan and Edward Cohen, and JANA Partners, led by Barry Rosenstein and with its SPAC initiative led by JANA Partner David DiDomenico, who serves as Osprey’s CEO, President, and Director. Osprey was formed to consummate a transaction with one or more transformative companies that have developed innovative software delivery platforms. For more information, visit www.osprey-technology.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities (xiii) the performance of our third-party service providers, including our satellite manufacturer and launch providers, (xiv) risks related to delays or cancellations from current or expected customers, (xv) the risk that redemptions by Osprey’s public stockholders may require the combined company to seek additional equity and/or debt financing to fund its business plan, and (xvi) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed below and other documents filed by Osprey from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On May 13, 2021, Osprey filed a registration statement on Form S-4 with the SEC, as amended on June 25, 2021, July 14, 2021, and August 2, 2021, which included a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. In connection with the proposed business combination, on August 11, 2021, Osprey filed with the SEC a definitive proxy statement/prospectus. Osprey commenced mailing the definitive proxy statement/prospectus to its stockholders on August 11, 2021. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 12, 2021, and in Osprey’s registration statement on Form S-4, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021, as amended on June 25, 2021, July 14, 2021, and August 2, 2021.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.